2003

OLD LINE BANCSHARES INC



ANNUAL REPORT

Old Line Bancshares

April 22, 2004

Dear Shareholders:

On behalf of our directors and the bank's employees, we are pleased to present our 2003 Annual Report and to share highlights of our financial performance.

The past year brought many successes and exciting opportunities for Old Line Bank. Our newest branch office in Clinton, Maryland, which opened in September 2002, has had an exceptional start with deposits totaling over $14 million in just fifteen months of operations. We established our holding company Old Line Bancshares, Inc.; we raised additional capital, qualified for listing on the NASDAQ SmallCap Market, posted record financial performance, continued to increase our cash dividend, provided a 200% stock dividend and experienced a significant price increase of our common stock during 2003.

We have continued to position ourselves as a full service community institution, committed to providing customized banking solutions to small and medium sized businesses, entrepreneurs, professionals, consumers and high net worth clients in the suburban Maryland marketplace. A critical component of our strategic plan is the bank's continued growth through Prince Georges County and beyond.

Perhaps, our most exciting achievement in 2003 was our public offering of stock. In June 2003, we sold 299,000 shares of Old Line Bank common stock for $25.00 per share. We raised approximately $6,900,000 of new capital which will allow the bank to continue to execute its strategic growth strategies while maintaining a strong regulatory capital position. In September 2003, we reorganized into our new holding company, Old Line Bancshares, Inc., and on December 1, 2003, we became listed on the NASDAQ SmallCap Market under the symbol *OLBK*.

We ended the year with total record assets of $89,535,803, deposits of $69,325,077 and loans of $59,517,690. Net income for the year was $470,262 which was a 39.18% increase over 2002 net income. The bank, with its emphasis on small/medium business banking, has enjoyed another strong year of loan growth which totaled $16,458,904 or 38.22%, and as a result our demand deposits have grown by $7,287,814 to $19,902,350 or 57.77%. Loan quality has remained excellent with no loans past due over 90 days at year end, and 2003 marks Old Line Bank's sixth consecutive year without any non-performing loans.

The actions we have taken along with our 2003 financial performance significantly enhanced shareholder value. Old Line Bank has paid an annual cash dividend for the last three consecutive years with a 16.67% increase in 2003, and in October 2003 Old Line Bancshares issued a 200% stock dividend. The market price of the stock increased from $5.93 at the close of trading on December 31, 2002, to $11.50 at the close of trading on December 31, 2003. Together with the annual cash dividend the stock price increase resulted in an annual total return for shareholders of 95.5%.

We would not have achieved our success without the dedication that each and every one of our staff has to Old Line Bank and to serving their community. Our growth is a result of their continuing effort to combine the best service with the best tools so that all of our clients can manage their financial affairs successfully. We would like to extend our sincerest thanks to each of you for your investment in our organization and to express, on behalf of our directors, officers and employees our appreciation for your continued support.

Sincerely,

Craig E. Clark
Chairman of the Board

James W. Cornelsen
President and Chief
Executive Officer

P.O. Box 1890, Waldorf, Maryland 20604
(301) 645-0333•(301) 843-5552•FAX (301) 645-3938
Member FDIC

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 10-KSB/A
Amendment No. 1

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from________to________

Commission File Number 000-50345

OLD LINE BANCSHARES, INC.
(Name of small business issuer in its charter)

MARYLAND	20-0154352
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2995 Crain Highway, Waldorf, Md. 20601
(Address of principal executive offices) (Zip Code)

(301) 645-0333
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under Section 12(g) of the Exchange Act:
Common Stock: par value $0.01 per share

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

The issuer's revenues for its most recent fiscal year were $4,595,091.

The aggregate market value of the common equity held by non-affiliates was $17,185,194 as of March 22, 2004, based on a sales price of $11.72 per share of Common Stock, which is the sales price at which the Common Stock was last traded on March 22, 2004 as reported by the Nasdaq SmallCap Market.

The number of shares outstanding of the issuer's Common Stock was 1,776,394.5 as of March 22, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2004 Annual Meeting of Stockholders of Old Line Bancshares, Inc., to be filed with the Securities and Exchange Commission no later than 120 days after the close of the fiscal year, are incorporated by reference in Part III of this Annual Report on Form 10-KSB/A.

Transitional Small Business Disclosure Format (check one):
Yes __ No X

(This page intentionally left blank)

Explanatory Note

On March 29, 2004, Old Line Bancshares, Inc. filed its Annual Report on Form 10-KSB for the year ended December 31, 2003 (the "10-KSB") and related exhibits with the Securities and Exchange Commission ("SEC"). The Company unintentionally made certain typographical errors in one of the certifications required pursuant to Section 302 of the Sarbanes-Oxley Act of 2003 (exhibit 31.2 of the 10-KSB), and in the certification required by Section 906 of the Sarbanes-Oxley Act of 2003 (exhibit 32 of the 10-KSB). Specifically, the Section 302 certification of the principal financial officer referred to a "quarterly report" instead of the "annual report" and the Section 906 certification of the Chief Executive Officer and the Chief Financial Officer referred to a "Quarterly Report on Form 10-QSB" instead of an "Annual Report on Form 10-KSB." Old Line Bancshares, Inc. hereby files this first amendment to the 10-KSB (the "10-KSB/A") to amend and restate the 10-KSB in its entirety, including all exhibits. Except as described in this Explanatory Note, none of the information previously disclosed in the 10-KSB is modified by this 10-KSB/A.

OLD LINE BANCSHARES, INC.

ANNUAL REPORT ON FORM 10-KSB/A
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

PART I

Item 1. Description of Business

Business of Old Line Bancshares, Inc.

Old Line Bancshares, Inc. was formed under the laws of the State of Maryland on April 11, 2003 to serve as the holding company of Old Line Bank, a Maryland commercial bank.

On May 22, 2003, the stockholders of Old Line Bank approved an Agreement and Plan of Reorganization and Articles of Share Exchange pursuant to which (i) Old Line Bank would become a wholly-owned subsidiary of Old Line Bancshares, Inc., and (ii) each outstanding share (or fraction thereof) of Old Line Bank common stock would be converted into one share (or fraction thereof) of Old Line Bancshares, Inc. common stock, and the former holders of Old Line Bank common stock would become the holders of all the outstanding shares of Old Line Bancshares, Inc. common stock. The reorganization became effective at 12:01 a.m. on September 15, 2003.

Other than owning all of the capital stock of Old Line Bank, Old Line Bancshares, Inc. does not currently engage in any other business activity.

Business of Old Line Bank

General

Old Line Bank is a trust company chartered under Subtitle 2 of Title 3 of the Financial Institutions Article of the Annotated Code of Maryland. Old Line Bank was originally chartered in 1989 as a national bank under the title "Old Line National Bank." In June 2002, Old Line Bank converted to a Maryland-chartered trust company exercising the powers of a commercial bank, and received a Certificate of Authority to do business from the Maryland Commissioner of Financial Regulation. Old Line Bank does not exercise trust powers and its regulatory structure is the same as a Maryland chartered commercial bank. Old Line Bank is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation insures its deposits.

In June 2003, Old Line Bank completed a public offering of 299,000 shares of common stock at an offering price of $25 per share. We anticipate that the $6.9 million in net offering proceeds will provide Old Line Bank the capital to retain higher percentages of loans that it previously participated to other financial institutions and to support present and future growth in assets and maintain Old Line Bank's well capitalized status with the bank regulatory authorities. We may also use these funds for future expansion efforts including, potentially, opening or acquiring new branch locations.

We are headquartered in Waldorf, Maryland, approximately 10 miles south of Andrews Air Force Base and 25 miles southeast of Washington, D.C. We engage in a general commercial banking business, making various types of loans and accepting deposits. We market our financial services to small to medium sized businesses, entrepreneurs, professionals, consumers and high net worth clients. Our current primary market area is the suburban Maryland (Washington, D.C. suburbs) counties of Prince George's and Charles. We also target customers throughout the greater Washington, D.C. metropolitan area.

Our primary source of revenue is interest income and fees generated by lending and investing funds on deposit. We typically balance the loan and investment portfolio towards loans. Generally speaking, loans earn more attractive returns than investments and are a key source of product cross sales and customer referrals. Our loan and investment strategies balance the need to maintain adequate liquidity via excess cash or federal funds sold with opportunities to leverage our capital appropriately.

We have based our strategic plan on the premise of enhancing stockholder value and growth through branching and operating profits. Our short-term goals include maintaining credit quality, creating an attractive branch network, expanding fee income, generating extensions of core banking services and using technology to maximize stockholder value.

Conversion from Federal Charter

At Old Line Bank's 2002 annual meeting of stockholders, the stockholders of Old Line Bank approved a Plan of Conversion pursuant to which the bank, which was then known as Old Line National Bank, converted to a Maryland-chartered trust company exercising the powers of a commercial bank named Old Line Bank.

Old Line Bank converted from a national bank to a Maryland-chartered trust company to reduce certain federal supervisory and application fees that were then applicable to Old Line Bank and to have a local primary regulator. Prior to the conversion, Old Line Bank's primary regulator was the Office of the Comptroller of the Currency. Currently, Old Line Bank's primary regulator is the Maryland Commissioner of Financial Regulation.

As part of the conversion, and to comply with certain provisions of Maryland banking law, on the effective date of the conversion each two shares of Old Line National Bank common stock issued and outstanding were converted into one share of Old Line Bank common stock.

Location and Market Area

We consider our current primary market area to consist of the suburban Maryland (Washington, D.C. suburbs) counties of Prince George's and Charles.

Our headquarters and one of our branch offices is located in Waldorf, Maryland in Charles County. Just 15 miles south of the Washington Capital Beltway, Charles County is the gateway to Southern Maryland. The northern part of Charles County is the "development district" where the commercial, residential and business growth is focused. Waldorf, White Plains and the planned community of St. Charles are located here.

A critical component of our strategic plan and future growth is Prince George's County. Prince George's County wraps around the eastern boundary of Washington, D.C. and offers urban, suburban and rural settings for employers and residents. All of the region's national and international airports are less than an hour away, as is Baltimore. We currently have two branch locations in Prince George's County including our newest branch, which opened in 2002.

The economy in our current primary market area has focused on real estate development, high technology, retail and the government sector. Although the national and local economies have contracted somewhat over the past several years, we do not believe that we have experienced any significant credit losses or have had any non-performing assets as a result of the volatility or contraction in the economy. We believe this is due to our credit culture that reinforces strict underwriting as well as close monitoring.

We believe a natural evolution of a community-focused bank like Old Line Bank is to expand the delivery channels via the branch network. We anticipate expanding in Prince George's and Charles counties and in contiguous northern and western counties, such as Montgomery County, Maryland and Anne Arundel County, Maryland. We plan to take advantage of strategic opportunities presented to us via mergers occurring in our marketplace. We may purchase branches that other banks close or lease branch space from other banks. Additionally, we will pursue key market locations for new branch facilities. We currently have no specific plans regarding new branch offices or acquisitions of existing financial institutions or branches thereof.

We intend to use the Internet and technology to augment our growth plans. Currently, we offer our customers image technology as well as telephone banking. During the first quarter of 2004, we introduced Internet banking to our customers that includes online account access. We will continue to evaluate cost effective ways that technology can enhance our management, products and services.

Lending Activities

General. Our primary market focus is on making loans to small and medium size businesses, entrepreneurs, professionals, consumers and high net worth clients in our primary market area. Our lending activities consist generally of short to medium term commercial business loans, commercial real estate loans, real estate construction loans, home equity loans and consumer installment loans, both secured and unsecured. As a niche-lending product, we provide luxury boat financing to individuals. These boats are generally Coast Guard documented and have a homeport of record in the Chesapeake Bay or its tributaries.

Credit Policies and Administration. We have adopted a comprehensive lending policy, which includes stringent underwriting standards for all types of loans. Our lending staff follows pricing guidelines established periodically by our management team. In an effort to manage risk, prior to funding, the loan committee consisting of the President, Chief Credit Officer, Chief Lending Officer and six members of the Board of Directors must approve by a majority vote all credit decisions in excess of a lending officer's lending authority. Management believes that it employs experienced lending officers, secures appropriate collateral and carefully monitors the financial conditions of its borrowers and the concentration of loans in the portfolio.

In addition to the normal repayment risks, all loans in the portfolio are subject to the state of the economy and the related effects on the borrower and/or the real estate market. With the exception of loans provided to finance luxury boats, generally longer-term loans have periodic interest rate adjustments and/or call provisions. Senior management monitors the loan portfolio closely to ensure that we minimize past due loans and that we swiftly deal with potential problem loans.

In addition to the internal business processes employed in the credit administration area, Old Line Bank retains an outside, independent credit review firm to review the loan portfolio. This firm performs a detailed annual review and an interim update at least once a year. We use the results of the firm's report to validate our internal loan ratings and we review their commentary on specific loans and on our loan administration activities in order to improve our operations.

Commercial Business Lending. Our commercial business lending consists of lines of credit, revolving credit facilities, accounts receivable financing, term loans, equipment loans, SBA loans, stand-by letters of credit and unsecured loans. We originate commercial loans for any business purpose including the financing of leasehold improvements and equipment, the carrying of accounts receivable, general working capital, contract administration and acquisition activities. We have a diverse client base and we do not have a concentration of these types of loans in any specific industry segment. We generally secure commercial business loans with accounts receivable, equipment, indemnity deeds of trust and other collateral such as marketable securities, cash value of life insurance, and time deposits at Old Line Bank.

Commercial business loans have a higher degree of risk than residential mortgage loans because the availability of funds for repayment generally depends on the success of the business. They may also involve higher average balances, increased difficulty monitoring and a higher risk of default since their repayment generally depends on the successful operation of the borrower's business. To help manage this risk, we typically limit these loans to proven businesses and we generally obtain appropriate collateral and personal guarantees from the borrower's principal owners and monitor the financial condition of the business. For loans in excess of $250,000, monitoring usually includes a review of the borrower's annual tax returns and updated financial statements.

Commercial Real Estate Lending. We finance commercial real estate for our clients, usually for owner occupied properties. We generally will finance owner-occupied commercial real estate at a maximum loan–to-value of 80%. Our underwriting policies and processes focus on the clients' ability to repay the loan as well as an assessment of the underlying real estate. We originate commercial real estate loans on a fixed rate or adjustable rate basis. Usually, these rates adjust during a three, five or seven year time period based on the then current treasury or prime rate index. Repayment terms include amortization schedules ranging from three years to a maximum of 25 years with principal and interest payments due monthly and with all remaining principal due at maturity.

Commercial real estate lending entails significant additional risks as compared with residential mortgage lending. Risks inherent in managing a commercial real estate portfolio relate to sudden or gradual drops in property values as well as changes in the economic climate that may detrimentally impact the borrower's ability to repay. We attempt to mitigate these risks by carefully underwriting these loans. Our underwriting generally includes an analysis of the borrower's capacity to repay, the current collateral value, a cash flow analysis and review of the character of the borrower and current and prospective conditions in the market. We generally limit loans in this category to 75%-80% of the value of the property and require personal and/or corporate guarantees. For loans of this type in excess of $250,000, we monitor the financial condition and operating performance of the borrower through a review of annual tax returns and updated financial statements. In addition, we will meet with the borrower and/or perform site visits as required.

Real Estate Construction Lending. This segment of our loan portfolio is predominately residential in nature and is comprised of loans of short duration, meaning maturities typically of nine months or less. Residential houses under construction and the underlying land for which the loan was obtained secure the construction loans. All of these loans are concentrated in our primary market area.

Construction lending entails significant risks compared with residential mortgage lending. These risks involve larger loan balances concentrated with single borrowers with funds advanced upon the security of the land or home under construction, which is estimated prior to the completion of the home. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate these risks, we generally limit loan amounts to 80% of appraised values and obtain first lien positions on the property. We generally only offer real estate construction financing to experienced builders and individuals who have demonstrated the ability to obtain a permanent loan "take-out." We also perform a complete analysis of the borrower and the home under construction. This analysis includes a review of the cost to construct, the borrower's ability to obtain a permanent "take out," the cash flow available to support the debt payments and constructions costs in excess of loan proceeds, and the value of the collateral. During construction, we advance funds on these loans on a percentage of completion basis. We inspect each project as needed prior to advancing funds during the term of the construction loan.

Residential Real Estate Lending. We offer a variety of consumer-oriented residential real estate loans. The bulk of our portfolio is made up of home equity loans to individuals with a loan to value not exceeding 85%. We also offer fixed rate home improvement loans. Our home equity and home improvement loan portfolio gives us a diverse client base. Although most of these loans are in our primary market area, the diversity of the individual loans in the portfolio reduces our potential risk. Usually, we secure our home equity loans and lines of credit with a security interest in the borrower's primary or secondary residence. Our initial underwriting includes an analysis of the borrower's debt/income ratio which generally may not exceed 40%, collateral value, length of employment and prior credit history.

Consumer Installment Lending. We offer various types of secured and unsecured consumer loans. A primary aspect of our consumer lending is our financing for luxury boat purchases ($19 million or 96% of the consumer loans, excluding consumer real estate, and 32.33% of all loans at December 31, 2003). Our average loan in the luxury boat loan category is approximately $150,000, with an 18 year term and a fixed interest rate. Our internal analysis and industry statistics indicate that the average life of these loans is approximately 42 months as the purchaser either trades or sells the vessel. These loans entail greater risks than residential mortgage lending because the boats that secure these loans are depreciable assets. Further, payment on these loans depends on the borrower's continuing financial stability. Job loss, divorce, illness or personal bankruptcy may adversely impact the borrower's ability to pay. To mitigate these risks, we have more stringent underwriting standards for these loans than for other installment loans. As a general guideline, the individuals' debt service should not exceed 36% of their gross income, they must own their home, have stability of employment and residency, verifiable liquidity, satisfactory prior credit repayment history and the loan to value ratio may not exceed 85%. To ascertain value, we generally receive a survey of the boat from a qualified surveyor and/or a current purchase agreement and compare the determined value to published industry values. The majority of these boats are United States Coast Guard documented vessels and we obtain a lien on the vessel with a first preferred ship mortgage, where applicable, or a security interest on the title. As a result of these stringent guidelines, this segment of our portfolio has experienced minimal delinquency. Since inception of the portfolio in 1997, only two accounts have experienced 30-day delinquency with total losses in the portfolio of $20,000 from one account.

We also make consumer loans for personal, family or household purposes as a convenience to our customer base. However, these loans are not a focus of our lending activities. As a general guideline, a consumer's total debt service should not exceed 40% of their gross income. The underwriting standards for consumer loans include a determination of the applicant's payment history on other debts and an assessment of his or her ability to meet existing obligations and payments on the proposed loan.

Consumer loans may present greater credit risk than residential mortgage loans because many consumer loans are unsecured or are secured by rapidly depreciating assets. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage, loss or depreciation. Consumer loan collections depend on the borrower's continuing financial stability. If a borrower suffers personal financial difficulties, the loan may not be repaid. Also, various federal and state laws, including bankruptcy and insolvency laws, may limit the amount we can recover on such loans. However, in our opinion, many of these risks do not apply to the luxury boat loan portfolio due to the credit quality and liquidity of the borrowers.

Lending Limit. As of December 31, 2003, our legal lending limit for loans to one borrower was approximately $1,950,000. As part of our risk management strategy, we may attempt to participate a portion of larger loans to other financial institutions. This strategy allows Old Line Bank to maintain customer relationships yet reduce credit exposure. However, this strategy may not always be available.

Investments and Funding

We balance our liquidity needs based on loan and deposit growth via the investment portfolio and purchased funds. It is our goal to provide adequate liquidity to support our loan growth. In the event we have excess liquidity, we use investments to generate positive earnings. In the event deposit growth does not fully support our loan growth, we use a combination of investment sales, federal funds and other purchased funds to augment our funding position.

We actively monitor our investment portfolio and the majority of the portfolio is generally classified as "available for sale." Under such a classification, we may sell investment instruments as management deems appropriate. On a monthly basis, we "mark to market" the investment portfolio via equity as required by Statement of Financial Accounting Standards No. 115 ("SFAS 115"). Additionally, we use the investment portfolio to balance our asset and liability position. We invest in fixed rate or floating rate instruments as necessary to reduce our interest rate risk exposure.

Other Banking Products

We offer our customers safe deposit boxes, wire transfer services, debit cards, ATM machines at three of our branch locations and credit cards through a third party processor. Additionally, during the first quarter of 2004, we introduced Internet banking capabilities to our customers. With our Internet banking service, our customers may view their accounts on-line and electronically remit bill payments.

Deposit Activities

Deposits are the major source of our funding. We offer a broad array of deposit products that include demand, NOW, super NOW, money market and savings accounts as well as certificates of deposit. We believe that we pay competitive rates on our interest bearing deposits. As a relationship-oriented organization, we generally seek to obtain deposit relationships with our loan clients.

As our overall balance sheet position dictates, we may become more or less competitive in our interest rate structure. To date, we have not used brokered deposits.

Competition

The banking business is highly competitive. We compete with other commercial banks, savings associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in our primary market area and elsewhere.

We believe that we have effectively leveraged our talents, contacts and location to achieve a strong financial position. However, our primary market area is highly competitive and heavily branched. Competition in our primary market area for loans to small and medium sized businesses, entrepreneurs, professionals and high net worth clients is intense, and pricing is important. Most of our competitors have substantially greater resources and lending limits than we do and offer extensive and established branch networks and other services that we do not offer. Moreover, larger institutions operating in our primary market area have access to borrowed funds at a lower rate than is available to us. Deposit competition also is strong among institutions in our primary market area. As a result, it is possible that to remain competitive we may need to pay above market rates for deposits.

Employees

As of March 15, 2004, Old Line Bank had 30 full time and 6 part time employees. No collective bargaining unit represents any of our employees and we believe that relations with our employees are good. Old Line Bancshares, Inc. has no employees.

Supervision and Regulation

Old Line Bancshares, Inc. and Old Line Bank are subject to extensive regulation under state and federal banking laws and regulations. These laws impose specific requirements and restrictions on virtually all aspects of operations and generally are intended to protect depositors, not stockholders. The following discussion is only a summary and readers should refer to particular statutory and regulatory provisions for more detailed information. In addition, management cannot predict the nature or the extent of the effect on business and earnings that new federal or state legislation may have in the future.

Old Line Bancshares, Inc.

Old Line Bancshares, Inc. is a bank holding company under the Bank Holding Company Act of 1956, as amended. As such, Old Line Bancshares, Inc. is subject to regulation and examination by the Federal Reserve Board, and is required to file periodic reports and any additional information that the Federal Reserve Board may require. The Bank Holding Company Act generally prohibits a bank holding company from engaging in activities other than banking, managing or controlling banks or other permissible subsidiaries and acquiring or retaining direct or indirect control of any company engaged in any activities closely related to banking or managing or controlling banks.

The Federal Reserve Board must approve, among other things, the acquisition by a proposed bank holding company of control of more than five percent (5%) of the voting shares, or substantially all the assets, of any bank, or the merger or consolidation by a bank holding company with another bank holding company. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"), the restrictions on interstate acquisitions of banks by bank holding companies were repealed as of September 29, 1995. The effect of the repeal of these restrictions is that, subject to certain time and deposit base requirements, Old Line Bancshares, Inc. is able to acquire a bank located in Maryland or any other state, and a bank holding company located outside of Maryland can acquire any Maryland-based bank holding company or bank.

Statutes impose certain restrictions on subsidiary banks of a bank holding company on any extensions of credit to the bank holding company or any of its subsidiaries, or investments in their stock or other securities, and on taking such stock or securities as collateral for loans to any borrower. Further, these statutes prohibit a bank holding company and any subsidiary bank from engaging in certain tie-in arrangements in connection with the extension of credit. In 1997, the Federal Reserve Board adopted amendments to its Regulation Y, creating exceptions to the Bank Holding Company Act's anti-tying prohibitions that give bank subsidiaries of holding companies greater flexibility in packaging products and services with their affiliates.

In accordance with Federal Reserve Board policy, Old Line Bancshares, Inc. is expected to act as a source of financial strength to Old Line Bank and to commit resources to support Old Line Bank in circumstances in which Old Line Bancshares, Inc. might not otherwise do so. The Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

The Federal Reserve Board imposes risk-based capital measures on bank holding companies in order to insure their capital adequacy. Because Old Line Bancshares, Inc. is a bank holding company with less than $150,000,000 in assets, Old Line Bancshares, Inc. is exempt from most of these risk-based capital measures. However, the Federal Reserve Board will still require that Old Line Bancshares, Inc. remain adequately capitalized and have the ability to retire any debt within 25 years from the date it incurs the debt.

Old Line Bancshares, Inc., as a bank holding company, is subject to dividend regulations of the Federal Reserve System. In general, a small bank holding company that has a debt to equity ratio greater than 1:1 is not expected to pay corporate dividends until such time as its debt to equity ratio declines to 1:1 or less and its bank subsidiary is otherwise well managed, well capitalized and not under any supervisory order. Old Line Bancshares, Inc. is a small bank holding company, and does not have a debt to equity ratio that is greater than 1:1.

On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act ("GLBA"). Effective March 11, 2000, pursuant to authority granted under the GLBA, a bank holding company may elect to become a financial holding company and thereby engage in a broader range of financial and other activities than are permissible for traditional bank holding companies. In order to qualify for the election, all of the depository institution subsidiaries of the bank holding company must be well capitalized and well managed, as defined by regulation, and all of its depository institution subsidiaries must have achieved a rating of satisfactory or better with respect to meeting community credit needs.

Pursuant to the GLBA, financial holding companies are permitted to engage in activities that are "financial in nature" or incidental or complementary thereto and not a substantial risk to the safety and soundness of the depository institution or the financial system in general, as determined by the Federal Reserve Board. The GLBA identifies several activities as "financial in nature," including, among others, insurance underwriting and agency, investment advisory services, merchant banking and underwriting, and dealing or making a market in securities. Being designated a financial holding company will allow insurance companies, securities brokers and other types of financial companies to affiliate with and/or acquire depository institutions.

Under Maryland law, an existing bank holding company that desires to acquire a Maryland state-chartered bank or trust company, a federally-chartered bank with its main office in Maryland, or a bank holding company that has its principal place of business in Maryland, must file an application with the Maryland Commissioner of Financial Regulation. In approving the application, the Maryland Commissioner of Financial Regulation must consider whether the acquisition may be detrimental to the safety and soundness of the entity being acquired or whether the acquisition may result in an undue concentration of resources or a substantial reduction in competition in Maryland. The Maryland Commissioner of Financial Regulation may not approve an acquisition if, on consummation of the transaction, the acquiring company, together with all its insured depository institution affiliates, would control 30% or more of the total amount of deposits of insured depository institutions in Maryland. The Maryland Commissioner of Financial Regulation has authority to adopt by regulation a procedure to waive this requirement for good cause. In a transaction for which approval of the Maryland Commissioner of Financial Regulation is not required due to an exemption under Maryland law, or for which federal law authorizes the transaction without application to the Maryland Commissioner of Financial Regulation, the parties to the acquisition must provide written notice to the Maryland Commissioner of Financial Regulation at least 15 days before the effective date of the transaction.

The status of Old Line Bancshares, Inc. as a registered bank holding company under the Bank Holding Company Act and a Maryland-chartered bank holding company does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

Old Line Bank

Old Line Bank is a Maryland chartered trust company (with all powers of a commercial bank), is a member of the Federal Reserve System (a "state member bank") and the Bank Insurance Fund of the FDIC insures its deposit accounts up to the maximum legal limits of the FDIC. It is subject to regulation, supervision and regular examination by the Maryland Commissioner of Financial Regulation and the Federal Reserve Board. The regulations of these various agencies govern most aspects of Old Line Bank's business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends and location and number of branch offices. The laws and regulations governing Old Line Bank generally have been promulgated to protect depositors and the deposit insurance funds, and not for the purpose of protecting stockholders.

Branching and Interstate Banking

The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transactions are prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Act by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997 which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions. Such interstate bank mergers and branch acquisitions are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act.

The Riegle-Neal Act authorizes the federal banking agencies to approve interstate branching de novo by national and state banks in states that specifically allow for such branching. The District of Columbia, Maryland and Virginia have all enacted laws that permit interstate acquisitions of banks and bank branches and permit out-of-state banks to establish de novo branches.

Gramm-Leach-Bliley Act

The Gramm-Leach-Bliley Act (the "GLBA") altered substantially the statutory framework for providing banking and other financial services in the United States of America. The GLBA, among other things, eliminated many of the restrictions on affiliations among banks and securities firms, insurance firms, and other financial service providers.

The GLBA also provides protections against the transfer and use by financial institutions of consumers' nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated third parties unless the institution discloses to the customer that the information may be so provided and the customer is given the opportunity to opt out of such disclosure.

Capital Adequacy Guidelines

The Federal Reserve Board and the FDIC have adopted risk based capital adequacy guidelines pursuant to which they assess the adequacy of capital in examining and supervising banks and in analyzing bank regulatory applications. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items.

State member banks are expected to meet a minimum ratio of total qualifying capital (the sum of core capital (Tier 1) and supplementary capital (Tier 2)) to risk weighted assets of 8%. At least half of this amount (4%) should be in the form of core capital.

Tier 1 Capital generally consists of the sum of common stockholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stock which may be included as Tier 1 Capital), less goodwill, without adjustment for changes in the market value of securities classified as "available for sale" in accordance with FAS 115. Tier 2 Capital consists of the following: hybrid capital instruments; perpetual preferred stock which is not otherwise eligible to be included as Tier 1 Capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash, to 100% for the bulk of assets which are typically held by a commercial bank, including certain multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Residential first mortgage loans on one to four family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past-due or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

In addition to the risk-based capital requirements, the Federal Reserve Board has established a minimum 3.0% Leverage Capital Ratio (Tier 1 Capital to total adjusted assets) requirement for the most highly-rated banks, with an additional cushion of at least 100 to 200 basis points for all other banks, which effectively increases the minimum Leverage Capital Ratio for such other banks to 4.0% - 5.0% or more. The highest-rated banks are those that are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, those which are considered a strong banking organization. A bank having less than the minimum Leverage Capital Ratio requirement shall, within 60 days of the date as of which it fails to comply with such requirement, submit a reasonable plan describing the means and timing by which the bank shall achieve its minimum Leverage Capital Ratio requirement. A bank which fails to file such plan is deemed to be operating in an unsafe and unsound manner, and could be subject to a cease-and-desist order. Any insured depository institution with a Leverage Capital Ratio that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the Federal Deposit Insurance Act (the "FDIA") and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios if it has entered into and is in compliance with a written agreement to increase its Leverage Capital Ratio and to take such other action as may be necessary for the institution to be operated in a safe and sound manner. The capital regulations also provide, among other things, for the issuance of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital or to restore its capital to the minimum capital requirement within a specified time period.

Prompt Corrective Action

Under Section 38 of the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions that it regulates. The federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the FDIA. Under the regulations, a bank will be deemed to be: (i) "well capitalized" if it has a Total Risk Based Capital Ratio of 10.0% or more, a Tier 1 Risk Based Capital Ratio of 6.0% or more, a Leverage Capital Ratio of 5.0% or more and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a Total Risk Based Capital Ratio of 8.0% or more, a Tier 1 Risk Based Capital Ratio of 4.0% or more and a Tier 1 Leverage Capital Ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized;" (iii) "undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 8.0%, a Tier 1 Risk based Capital Ratio that is less than 4.0% or a Leverage Capital Ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 6.0%, a Tier 1 Risk Based Capital Ratio that is less than 3.0% or a Leverage Capital Ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate federal banking agency within 45 days of the date the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the applicable agency.

An institution that is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. Such guaranty will be limited to the lesser of (i) an amount equal to 5.0% of the institution's total assets at the time the institution was notified or deemed to have notice that it was undercapitalized or (ii) the amount necessary at such time to restore the relevant capital measures of the institution to the levels required for the institution to be classified as adequately capitalized. Such a guaranty shall expire after the federal banking agency notifies the institution that it has remained adequately capitalized for each of four consecutive calendar quarters. An institution which fails to submit a written capital restoration plan within the requisite period, including any required performance guaranty, or fails in any material respect to implement a capital restoration plan, will be subject to the restrictions in Section 38 of the FDIA which are applicable to significantly undercapitalized institutions.

A "critically undercapitalized institution" is to be placed in conservatorship or receivership within 90 days unless the FDIC formally determines that forbearance from such action would better protect the deposit insurance fund. Unless the FDIC or other appropriate federal banking regulatory agency makes specific further findings and certifies that the institution is viable and is not expected to fail, an institution that remains critically undercapitalized on average during the fourth calendar quarter after the date it becomes critically undercapitalized must be placed in receivership. The general rule is that the FDIC will be appointed as receiver within 90 days after a bank becomes critically undercapitalized unless extremely good cause is shown and the federal regulators agree to an extension. In general, good cause is defined as capital that has been raised and is immediately available for infusion into the bank except for certain technical requirements that may delay the infusion for a period of time beyond the 90 day time period.

Immediately upon becoming undercapitalized, an institution will become subject to the provisions of Section 38 of the FDIA, which (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution's assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: requiring the institution to raise additional capital, restricting transactions with affiliates, requiring divestiture of the institution or the sale of the institution to a willing purchaser, and any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

Additionally, under Section 11I(5) of the FDIA, a conservator or receiver may be appointed for an institution where: (i) an institution's obligations exceed its assets; (ii) there is substantial dissipation of the institution's assets or earnings as a result of any violation of law or any unsafe or unsound practice; (iii) the institution is in an unsafe or unsound condition; (iv) there is a willful violation of a cease-and-desist order; (v) the institution is unable to pay its obligations in the ordinary course of business; (vi) losses or threatened losses deplete all or substantially all of an institution's capital, and there is no reasonable prospect of becoming "adequately capitalized" without assistance; (vii) there is any violation of law or unsafe or unsound practice or condition that is likely to cause insolvency or substantial dissipation of assets or earnings, weaken the institution's condition, or otherwise seriously prejudice the interests of depositors or the insurance fund; (viii) an institution ceases to be insured; (ix) the institution is undercapitalized and has no reasonable prospect that it will become adequately capitalized, fails to become adequately capitalized when required to do so, or fails to submit or materially implement a capital restoration plan; or (x) the institution is critically undercapitalized or otherwise has substantially insufficient capital.

Currently, Old Line Bank is well capitalized under the prompt corrective actions regulations.

Regulatory Enforcement Authority

Federal banking law grants substantial enforcement powers to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Transactions with Affiliates and Insiders

Maryland law imposes restrictions on certain transactions with affiliates of Maryland commercial banks. Generally, under Maryland law, a director, officer or employee of a commercial bank may not borrow, directly or indirectly, any money from the bank, unless the loan has been approved by a resolution adopted by and recorded in the minutes of the board of directors of the bank, or the executive committee of the bank, if that committee is authorized to make loans. If the executive committee approves such a loan, the loan approval must be reported to the board of directors at its next meeting. Certain commercial loans made to directors of a bank and certain consumer loans made to non-officer employees of the bank are exempt from the law's coverage.

In addition, Old Line Bank is subject to the provisions of Section 23A of the Federal Reserve Act, which limits the amount of loans or extensions of credit to, investments in, or certain other transactions with, affiliates, and limits the amount of advances to third parties collateralized by the securities or obligations of affiliates. Section 23A limits the aggregate amount of transactions with any individual affiliate to ten percent (10%) of the capital and surplus of Old Line Bank and also limits the aggregate amount of transactions with all affiliates to twenty percent (20%) of capital and surplus. Loans and certain other extensions of credit to affiliates are required to be secured by collateral in an amount and of a type described in Section 23A, and the purchase of low quality assets from affiliates is generally prohibited.

Old Line Bank also is subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution and or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated entities. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards that in good faith would be offered to or would apply to non-affiliated companies.

Loans to One Borrower

Old Line Bank is subject to the statutory and regulatory limits on the extension of credit to one borrower. Generally, the maximum amount of total outstanding loans that a Maryland chartered trust company may have to any one borrower at any one time is 15% of Old Line Bank's unimpaired capital and surplus.

Liquidity

Old Line Bank is subject to the reserve requirements imposed by the State of Maryland. A Maryland commercial bank is required to have at all times a reserve equal to at least 15% of its demand deposits. Old Line Bank is also subject to the reserve requirements of Federal Reserve Board Regulation D, which applies to all depository institutions. Specifically, as of December 31, 2003, amounts in transaction accounts above $6,600,000 and up to $45,400,000 must have reserves held against them in the ratio of three percent of the amount. Amounts above $45,400,000 require reserves of $1,164,000 plus 10 percent of the amount in excess of $45,400,000. The Maryland reserve requirements may be used to satisfy the requirements of Federal Reserve Regulation D. Old Line Bank is in compliance with its reserve requirements.

Dividends

Under Maryland law, Old Line Bank may declare a cash dividend, after providing for due or accrued expenses, losses, interest, and taxes, from its undivided profits or, with the prior approval of the Maryland Commissioner of Financial Regulation, from its surplus in excess of 100% of its required capital stock. Also, if Old Line Bank's surplus is less than 100% of its required capital stock, cash dividends may not be paid in excess of 90% of net earnings. In addition to these specific restrictions, the bank regulatory agencies have the ability to prohibit or limit proposed dividends if such regulatory agencies determine the payment of such dividends would result in Old Line Bank being in an unsafe and unsound condition.

Community Reinvestment Act

Old Line Bank is required to comply with the Community Reinvestment Act ("CRA") regardless of its capital condition. The CRA requires that, in connection with its examinations of Old Line Bank, the Federal Reserve evaluates the record of Old Line Bank in meeting the credit needs of its local community, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. These factors are considered in evaluating mergers, acquisitions and applications to open a branch or facility. The CRA also requires all institutions to make public disclosure of their CRA ratings. Old Line Bank received a "Satisfactory" rating in its latest CRA examination.

USA PATRIOT Act

On October 26, 2001, President Bush signed into law comprehensive anti-terrorism legislation known as the USA PATRIOT Act of 2001 (the "USA Patriot Act"). Title III of the USA Patriot Act substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department ("Treasury") has issued a number of implementing regulations that apply various requirements of the USA Patriot Act to financial institutions such as Old Line Bank. Those regulations impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Treasury is expected to issue a number of additional regulations that will further clarify the USA Patriot Act's requirements.

Failure of a financial institution to comply with the USA Patriot Act's requirements could have serious legal and reputational consequences for the institution. Old Line Bank has adopted appropriate policies, procedures and controls to address compliance with the requirements of the USA Patriot Act under the existing regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by the USA Patriot Act and Treasury's regulations.

Factors Affecting Future Results

Some of the matters discussed in this annual report including under the captions "Business of Old Line Bancshares, Inc.," "Business of Old Line Bank," and "Management's Discussion And Analysis Of Financial Condition And Results Of Operations" include forward-looking statements. These forward-looking statements include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk and financial and other goals. Forward-looking statements often use words such as "believe," "expect," "plan," "may," "will," "should," "project," "contemplate," "anticipate," "forecast," "intend" or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. When you read a forward-looking statement, you should keep in mind the risk factors described below and any other information contained in this annual report which identifies a risk or uncertainty. Our actual results and the actual outcome of our expectations and strategies could be different from that described in this annual report because of these risks and uncertainties and you should not put undue reliance on any forward-looking statements. All forward-looking statements speak only as of the date of this filing, and we undertake no obligation to make any revisions to the forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events.

We depend on the services of key personnel, including James W. Cornelsen, Joseph E. Burnett and Christine M. Rush. The loss of any of these personnel could disrupt our operations and result in reduced earnings. Mr. Cornelsen is the President and Chief Executive Officer of Old Line Bank, Mr. Burnett is a Senior Vice President and the Chief Lending Officer. Ms. Rush is a Senior Vice President, the Chief Financial Officer and the Chief Credit Officer. They provide valuable services to us and would be difficult to replace. Also, the relationships maintained by our banking executives with our customers have in a large part driven our growth and success. The unexpected loss of services of one or more of these executives could have a material adverse effect on our operations and could result in reduced revenues and earnings.

Our focus on commercial and real estate loans may increase the risk of credit losses. We offer a variety of loans including commercial business loans, commercial real estate loans, construction loans, home equity loans and consumer loans, which includes luxury boat financing. Many of our loans are secured by real estate (both residential and commercial) in the Maryland suburbs of Washington, D.C. We believe our credit underwriting adequately considers the underlying collateral in the evaluation process, however a major change in the real estate market could have an adverse effect on our customers, which in turn could adversely impact us.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease. We maintain an allowance for loan losses that we believe is adequate for absorbing any potential losses in our loan portfolio. Management, through a periodic review and consideration of the loan portfolio, determines the amount of the allowance for loan losses. Although we believe the allowance for loan losses is adequate to absorb probable losses in our loan portfolio, we cannot predict such losses or that our allowance will be adequate in the future. If management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, our earnings will suffer.

Our profitability depends on interest rates and changes in monetary policy may impact us. Our results of operations depend to a large extent on our "net interest income," which is the difference between the interest expense incurred in connection with our interest-bearing liabilities, such as interest on deposit accounts, and the interest income received from our interest-earning assets, such as loans and investment securities. Fluctuations in interest rates are not predictable or controllable and, therefore, we might not be able to maintain a consistent positive spread between the interest that we receive and the interest that we pay, which may significantly reduce our earnings.

The market value of our investments could negatively impact stockholders' equity. Approximately 90.6% of our securities investment portfolio at December 31, 2003 has been designated as available for sale pursuant to Statement of Financial Accounting Standards (SFAS) No. 115 relating to accounting for investments. SFAS 115 requires that unrealized gains and losses in the estimated value of the available for sale portfolio be "marked to market" and reflected as a separate item in stockholders' equity, net of tax. Also, at December 31, 2003, we maintained approximately 19.4% of total assets in securities available for sale. If the market value of the investment portfolio declines, this could cause a corresponding decline in stockholders' equity.

Because Old Line Bank serves a limited market area in Maryland, we could be more adversely affected by an economic downturn in our market area than our larger competitors which are more geographically diverse. Our current primary market area consists of the suburban Maryland (Washington, D.C. suburbs) counties of Prince George's and Charles. We anticipate expanding in these counties and in contiguous northern and western counties, such as Montgomery County, Maryland and Anne Arundel County, Maryland. However, broad geographic diversification is not currently part of our community bank focus. As a result, if our market area suffers an economic downturn, our business and financial condition may be more severely affected by such circumstances. Our larger bank competitors serve more geographically diverse market areas, parts of which may not be affected by the same economic conditions that may exist in our market area.

Old Line Bank faces substantial competition which could adversely affect our growth and operating results. Old Line Bank operates in a competitive market for financial services and faces intense competition from other financial institutions both in making loans and in attracting deposits. Many of these financial institutions have been in business for many years, are significantly larger, have established customer bases, have greater financial resources and lending limits than Old Line Bank, and are able to offer certain services that we are not able to offer.

Our expansion strategy may not be successful. As part of our strategic plan, we intend to expand our asset base and add branches to our banking network, either through internal growth or through acquisitions of existing financial institutions or branches thereof. Our ability to continue to grow depends upon our ability to open new branches, attract new deposits, identify loan and investment opportunities and maintain adequate capital levels. There are no guarantees that our expansion strategies will be successful.

With respect to the branch expansion strategy, we may not be able to correctly identify profitable or growing markets for new branches or to integrate existing financial institutions or branches thereof into our operations. Also, the costs to start up new branch facilities or to acquire existing financial institutions or branches, and the additional costs to operate these facilities, may increase our non-interest expense and decrease our earnings. It may also be difficult to adequately and profitably manage the anticipated growth from the new branches. We can provide no assurance that any new branch sites will successfully attract a sufficient level of deposits and other banking business to offset their operating expenses. Any new or acquired branches will be subject to regulatory approval, and there can be no assurance that we will succeed in securing such approvals.

Our lending limit may limit our growth. We are limited in the amount we can loan to a single borrower by the amount of our capital. Generally, under current law, we may lend up to 15% of our unimpaired capital and surplus to any one borrower. Based upon our current capital levels, the amount we may lend is significantly less than that of many of our competitors and may discourage potential borrowers who have credit needs in excess of our lending limit from doing business with us. We accommodate larger loans by selling participations in those loans to other financial institutions, but this strategy is not always available.

Our need to comply with extensive and complex governmental regulation could have an adverse effect on our business and our growth strategy. The banking industry is subject to extensive regulation by state and federal banking authorities. Many of these regulations are intended to protect depositors, the public or the FDIC insurance funds, not stockholders. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy and many other aspects of our business. These requirements may constrain our rate of growth and changes in regulations could adversely affect us. The burden imposed by these federal and state regulations may place banks in general, and Old Line Bank specifically, at a competitive disadvantage compared to less regulated competitors. In addition, the cost of compliance with regulatory requirements could adversely affect our ability to operate profitably.

Item 2. Description of Property

We acquired our headquarters, which is a full service banking branch and office facility located at 2995 Crain Highway in Waldorf, Maryland, in 1998 for $750,000, renovated the space at a cost of approximately $716,000, and moved our main office into it from our branch office located at 12080 Old Line Centre in Waldorf, Maryland. As an accommodation to the seller, we purchased this facility subject to a 99-year lease that we have paid in full, and we have the option to purchase the facility for $1.00 plus any applicable closing costs. We planned to exercise the purchase option during 2003. However, we were unable to complete this transaction during the year. We expect to exercise the option during 2004. For financial reporting purposes, we consider the facility owned by Old Line Bank.

We continue to maintain a branch operation at the Old Line Centre location, and have done so since 1989. The lease, which commenced in August 1999, is a ten-year lease with two, five-year options. Payment terms on the lease are "triple net," at $4,565 monthly with 1.5% annual increases.

In 1995, we opened a branch at 15808 Livingston Road in Accokeek, Maryland in Prince George's County in leased facilities. In March 2003, we purchased the Accokeek location for $155,877.

Our Clinton, Maryland, Prince George's County branch, located at 7801 Old Branch Avenue, was opened in September 2002 in leased space. Exclusive of the $825 in monthly rent, we pay no utilities or other expenses associated with this facility. The lease incorporates increases in monthly rent beginning in October 2006 to $2,301, in October 2008 to $2,685 and 1.5% every year thereafter. The lease term is for a period of ten years, with three, five-year options.

Item 3. Legal Proceedings

From time to time, Old Line Bancshares, Inc. or Old Line Bank may be involved in litigation relating to claims arising out of its normal course of business. As of December 31, 2003, we had no pending legal matters or litigation for Old Line Bank or Old Line Bancshares, Inc.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2003.

PART II

Item 5. Market for Common Equity and Related Stock Matters

Common Stock Prices

On November 13, 2003, Nasdaq approved Old Line Bancshares, Inc.'s application to list its securities on the Nasdaq SmallCap Market under the symbol "OLBK" with listing to occur on December 1, 2003. Prior to the establishment of the holding company, our common stock was quoted for trading on the OTC Bulletin Board operated by the National Association of Securities Dealers under the symbol "OLBK". From September 15, 2003 until November 30, 2003, our common stock was quoted for trading on the OTC Bulletin Board under the symbol "OLBC." Prior to listing on the Nasdaq SmallCap Market our common stock traded only sporadically.

The following table reflects the high and low sales information as reported on the OTC Bulletin Board through December 1, 2003. Subsequent to December 1, 2003, the table shows the high and low sales information as reported on the Nasdaq SmallCap Market. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions. The prices quoted were adjusted to reflect our one for two stock exchange in June 2002 and our 200% stock dividend paid October 10, 2003.

	Sale Price Range	
	High	Low
2002		
First Quarter	$ 7.00	$5.27
Second Quarter	6.67	5.53
Third Quarter	6.67	6.33
Fourth Quarter	6.33	5.80
2003		
First Quarter	$ 6.50	$5.80
Second Quarter	9.08	5.95
Third Quarter	10.17	9.15
Fourth Quarter	11.60	9.70

As of December 31, 2003, there were 1,756,894.5 shares of common stock issued and outstanding, which were held by approximately 328 stockholders of record. There were 89,250 shares of common stock issuable on the exercise of outstanding stock options, all of which were exercisable.

Dividends

Old Line Bank has paid three cash dividends since its inception. In March 2001, Old Line Bank paid a dividend of $0.07 per share, in March 2002 Old Line Bank paid a dividend of $0.08 per share and in February 2003 Old Line Bank paid a dividend of $0.09 per share. These dividend amounts have been adjusted to reflect our one for two stock exchange in June 2002 and the 200% stock dividend paid by Old Line Bancshares, Inc. on October 10, 2003. The 200% stock dividend was paid to meet the listing requirements of the Nasdaq SmallCap Market. On February 9, 2004, Old Line Bancshares, Inc. declared a $0.03 per share quarterly dividend payable March 15, 2004 to all shareholders of record as of March 1, 2004.

Our ability to pay dividends in the future will depend on the ability of Old Line Bank to pay dividends to us. Old Line Bank's ability to continue paying dividends will depend on Old Line Bank's compliance with certain dividend regulations imposed upon us by bank regulatory authorities. In addition, we will consider a number of other factors, including our income and financial condition, tax considerations, general business conditions and other factors before deciding to pay additional dividends in the future. There can be no assurance that we will continue to pay dividends to our stockholders.

SELECTED FINANCIAL DATA

The following table summarizes Old Line Bancshares, Inc.'s selected financial information and other financial data. The selected balance sheet and statement of income data are derived from our audited financial statements. This information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this Registration Statement. Results for past periods are not necessarily indicative of results that may be expected for any future period.

Year Ended December 31,	2003	2002	2001
	(Dollars in thousands, except per share data)		
Income Statement Data:			
Interest income	$3,994	$3,756	$3,457
Interest expense	1,259	1,497	1,569
Net interest income	2,735	2,259	1,888
Provision for loan losses	162	144	78
Non-interest income	601	472	321
Non-interest expense	2,479	2,084	1,660
Income taxes	225	165	156
Net income	$470	$338	$315
Per Share and Shares Outstanding Data: (1)			
Basic net income	$.34	$.39	$.37
Fully diluted net income	.34	.39	.36
Cash dividends declared	.09	.08	.07
Book value at period end	$7.30	$6.61	$6.24
Shares outstanding, period end	1,756,894.5	859,894.5	859,894.5
Average shares outstanding, basic	1,363,689.0	859,894.5	859,894.5
Average shares outstanding, diluted	1,395,300.0	874,069.5	864,670.5
Balance Sheet Data:			
Total assets	$89,536	$72,245	$60,469
Total loans	59,518	43,059	33,733
Total investment securities	19,185	18,739	15,757
Total deposits	69,325	62,256	50,837
Stockholders' equity	12,828	5,687	5,362
Performance Ratios:			
Return on average assets	.58%	.53%	.59%
Return on average equity	5.12%	6.40%	6.02%
Net interest margin	3.67%	3.78%	3.91%
Asset Quality Ratios:			
Allowance to period-end loans	.91%	.90%	.79%
Non-performing assets to total assets	.00%	.00%	.00%
Non-performing assets to provision for loan losses	.00%	.00%	.00%
Capital Ratios:			
Tier I risk-based capital	19.4%	10.9%	13.1%
Total risk-based capital	20.2%	11.7%	13.7%
Leverage capital ratio	14.7%	7.9%	9.2%
Total equity to total assets	14.4%	7.7%	8.8%
Dividend payout ratio for period	17.07%	20.36%	18.19%

(1) Restated for the effect of the one for two stock exchange in June 2002 and the 200% stock dividend in October 2003. See "Business of Old Line Bank - Conversion from Federal Charter" and "Market for Common Equity and Related Stock Matters."

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The year ended December 31, 2003 was an exciting and challenging year. During the period we accomplished the following goals:

- In June 2003, we raised $6.9 million in net offering proceeds from a public offering of 299,000 shares of Old Line Bank common stock at an offering price of $25 per share.
- In September 2003, we reorganized into the holding company form of organization and, as a result, Old Line Bank became a wholly owned subsidiary of Old Line Bancshares, Inc. and Old Line Bank's shareholders became shareholders of Old Line Bancshares, Inc.
- On October 10, 2003, we paid a 200% stock dividend to shareholders of record on September 26, 2003 in order to meet the listing requirements of the Nasdaq SmallCap Market.
- In December 2003, we obtained approval from Nasdaq to list Old Line Bancshares, Inc.'s common stock on the Nasdaq Smallcap market.
- In December 2003, we completed testing and installation of Old Line Bank's website and Internet on-line banking service.
- During the year, we grew net loans by 38.22% or $16.4 million to $59.5 million at December 31, 2003 from $43.1 million at December 31, 2002.
- We maintained asset quality with no loans past due more than 90 days at December 31, 2003, a ratio of non performing assets to total asset at December 31, 2003 of 0.00%, and a ratio of net chargeoffs to average loans outstanding during the period of 0.007% compared to .062% for the year ended December 31, 2002.
- We grew deposits $7.0 million or 11.35% during the year to $69.3 million at December 31, 2003 from $62.3 million at December 31, 2002.
- With gains on the sale of securities and increased fee income, we grew noninterest revenue 27.40% during the year or $129,188, from $471,553 for 2002 to $600,741 for 2003.
- As a result of the 38.22% loan growth and the 27.40% improvement in noninterest revenue, we increased net income 39.18% as compared to 2002, to $470,262 from $337,869.
- We ended the year with a Tier I risk-based capital ratio at 19.4%, a total risk based capital ratio of 20.2% and a leverage capital ratio of 14.7%, which exceeds the regulatory requirements of 4.0%, 8.0% and 4.0%, respectively.
- We increased the dividend per share over 2002 from $0.08 to $0.09 while reducing the dividend payout ratio from 20.36% to 17.07%.

We also faced many internal and external challenges during the year that negatively impacted our performance as outlined below:

- Primarily as a result of costs associated with the formation of the holding company, Nasdaq Smallcap listing expenses and increased branch security costs, other operating expenses increased 21.35% or $128,692 during the year to $731,474 from $602,782 during 2002.
- As a result of the increased equity received in the offering, our return on average equity declined to 5.12% at December 31, 2003 from 6.40% at December 31, 2002.
- Due to the $6.9 million in proceeds received in the offering and the increased number of shares, earnings per share declined to $0.34 for the year ended December 31, 2003 from $0.39 for the year ended December 31, 2002.
- Primarily as a result of the .25% reduction in the Federal Funds rate and excess funds held in lower yielding investments, the net interest margin declined from 3.78% to 3.67% during the year as we began deploying the offering proceeds from lower yielding investment securities to loans.

As we look ahead to 2004 and beyond, the market area in which we operate continues to present opportunities for a community focused bank. We anticipate our loans and deposits will continue to grow during the year. We expect continued improvement in earnings as we leverage the funds received from the offering into loans. During the year we anticipate we will improve earnings by:

- Increasing interest revenue through continued loan growth.
- Reducing interest expense by growing core deposits and non-interest bearing deposits with increased business

development and promotional campaigns.

- Reducing other operating expenses relative to revenues:
    - with reductions in security costs garnered from the installation of equipment during the third quarter of 2003 that protects our employees and premises while reducing expenses.
    - by reducing organizational and legal expenses.

In 2004, we anticipate that our continued growth will require us to hire additional employees and identify new location(s) for our operations. We also expect that we will use a portion of the savings realized in other operating expenses to provide internet banking and other services to our customers.

We are not aware of any current recommendations by any regulatory authorities, which, if they were implemented, would have a material effect on our liquidity, capital resources or results of operations.

Results of Operations

Net Interest Income

Net interest income is the difference between income on interest earning assets and the cost of funds supporting those assets. Earning assets are comprised primarily of loans, investments, and federal funds sold; interest-bearing deposits and other borrowings make up the cost of funds. Non-interest bearing deposits and capital are also funding sources. Changes in the volume and mix of earning assets and funding sources along with changes in associated interest rates determine changes in net interest income.

2003 compared to 2002

Net interest income after provision for loan losses for the year ended December 31, 2003 amounted to $2.6 million, which was $458,159 or 21.66% greater than the 2002 level of $2.1 million.

Interest income increased from $3.8 million for the year ended December 31, 2002 to $4.0 million for the year ended December 31, 2003. The increase was primarily attributable to substantial increases in earning assets, which was somewhat offset by decreasing market interest rates. The increase in earning assets was directly attributable to the increased legal lending limit, the opening of the Clinton, Maryland branch and increased marketing efforts.

Average loans, net of allowance, were $51.2 million in 2003, compared to $36.9 million in 2002. The related interest income including fees from loans was $3.3 million in 2003, or $457,717 greater than the 2002 level of $2.8 million. The average yield on loans decreased to 6.36% in 2003 from 7.58% in 2002, as a result of the reduction in the prime rate from 4.75% at December 31, 2001 to 4.00% at December 31, 2003. Investment securities and other earning assets, such as federal funds sold, contributed $711,999 to interest income for the year ended December 31, 2003. This represents a decrease of $219,700 over the 2002 level of $931,699 as a higher level of assets was maintained in lower rate federal funds for future deployment into loan growth and interest rates declined during the period. The yield on earning assets was 5.31% in 2003, which was 97 basis points lower than the 2002 level of 6.28%.

Interest expense for all interest bearing liabilities amounted to $1.3 million in 2003, which was $238,142 lower than the 2002 level of $1.5 million. The cost of interest bearing liabilities was 2.28% in 2003, or 86 basis points lower than the 2002 level of 3.14%. The decrease in interest expense resulted from declining market interest rates exceeding the increase in interest bearing liabilities. Consistent with asset growth, average interest bearing funding sources (deposits and borrowed funds) grew to $71.7 million in 2003, which was $13.2 million greater than the 2002 level of $58.5 million.

As the result of increased recognition in the Prince George's County market and the proceeds from the capital offering, we anticipate that we will continue to grow earning assets during the year. We believe that the anticipated growth in earning assets, the change in the composition of earning assets as more funds are deployed to loans and the anticipated historically low cost of funds will result in an increase in our interest earning income, although there is no assurance that this will be the case.

2002 compared to 2001

Net interest income after provision for loan losses for the year ended December 31, 2002 amounted to $2.1 million, which was $305,703 or 16.89% greater than the 2001 level of $1.8 million.

Interest income increased from $3.5 million for the year ended December 31, 2001 to $3.8 million for the year ended December 31, 2002.

Average loans, net of allowance, were $36.9 million in 2002, compared to $27.7 million in 2001. The related interest income including fees from loans was $2.8 million in 2002, or $455,029 greater than the 2001 level of $2.4 million. The average yield on loans decreased to 7.58% in 2002 from 8.46% in 2001, as a result of the reduction in the prime rate from 9.00% at December 31, 2000 to 4.25% at December 31, 2002. Investment securities and other earning assets, such as federal funds sold, contributed $931,699 to interest income for the year ended December 31, 2002. This represents a decrease of $155,640 over the 2001 level of $1.1 million as a higher level of assets was deployed into loan growth and interest rates declined during the period. The yield on earning assets was 6.28% in 2002, which was 87 basis points less than the 2001 level of 7.15%.

Interest expense for all interest bearing liabilities amounted to $1.5 million in 2002, which was $72,314 lower than the 2001 level of $1.6 million. The cost of interest bearing liabilities was 3.14% in 2002, or 82 basis points lower than the 2001 level of 3.96%. The decrease in interest expense resulted from declining market interest rates exceeding the increase in interest bearing liabilities. Consistent with asset growth, average interest bearing funding sources (deposits and borrowed funds) grew to $58.5 million in 2002, which was $11.0 million greater than the 2001 level of $47. 5 million.

The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related income, expense and corresponding weighted average yields and rates. The average balances used in this table and other statistical data were calculated using average daily balances.

Average Balances, Interest, and Yields

	2003			2002			2001		
	Average balance	Interest	Yield	Average balance	Interest	Yield	Average balance	Interest	Yield
Assets:									
Federal funds sold	$ 7,990,566	$ 82,300	1.03%	$ 6,809,790	$ 109,880	1.61%	$ 7,333,393	$ 306,002	4.17%
Interest-bearing deposits	629,041	14,759	2.35%	347,945	8,297	2.38%	-	-	
Investment securities (1) (2)									
U.S. Treasury	152,131	5,074	3.34%	-	-		-	-	
U.S. Agency	10,633,180	412,000	3.87%	11,806,666	609,988	5.17%	12,889,966	758,163	5.88%
Mortgage-backed securities	2,721,922	101,186	3.72%	2,969,958	160,498	5.40%	-	-	
Tax exempt securities	2,741,896	138,725	5.06%	694,697	31,966	4.60%	-	-	
Other	492,883	24,242	4.92%	378,988	20,832	5.50%	363,287	23,174	6.38%
Total investment securities	16,742,012	681,227	4.07%	15,850,309	823,284	5.19%	13,253,253	781,337	5.90%
Loans: (3)									
Commercial	6,421,338	528,249	8.23%	5,842,925	533,785	9.14%	5,287,806	508,765	9.62%
Mortgage	27,023,348	1,667,368	6.17%	17,156,866	1,243,252	7.25%	12,603,602	1,055,111	8.37%
Installment	18,209,333	1,091,574	5.99%	14,278,193	1,047,597	7.34%	10,111,899	805,729	7.97%
Total loans	51,654,019	3,287,191	6.36%	37,277,984	2,824,634	7.58%	28,003,307	2,369,605	8.46%
Allowance for loan losses	481,701	-		330,895	-		260,099	-	
Total loans, net of allowance	51,172,318	3,287,191	6.42%	36,947,089	2,824,634	7.65%	27,743,208	2,369,605	8.54%
Total interest-earning assets	76,533,937	4,065,477	5.31%	59,955,133	3,766,095	6.28%	48,329,854	3,456,944	7.15%
Noninterest-bearing cash	2,028,452			1,737,089	-		2,197,622	-	
Premises and equipment	2,129,028			1,758,886	-		1,756,152	-	
Other assets	1,040,509			901,183	-		983,036	-	
Total assets	$ 81,731,926	$ 4,065,477	4.97%	$ 64,352,291	$ 3,766,095	5.85%	$ 53,266,664	$ 3,456,944	6.49%
Liabilities and Stockholders' equity									
Interest-bearing deposits									
Savings and Now deposits	$ 12,560,842	$ 64,886	0.52%	$ 10,320,302	$ 87,873	0.85%	$ 8,936,254	$ 139,305	1.56%
Money market and super NOW	12,110,101	69,953	0.58%	8,211,172	69,791	0.85%	5,878,011	79,610	1.35%
Other time deposits	26,375,442	928,560	3.52%	25,176,433	1,144,434	4.55%	20,828,397	1,155,256	5.55%
Total interest-bearing deposits	51,046,385	1,063,399	2.08%	43,707,907	1,302,098	2.98%	35,642,662	1,374,171	3.86%
Borrowed funds	4,053,425	195,392	4.82%	4,000,000	194,835	4.87%	4,000,000	195,076	4.88%
Total interest-bearing liabilities	55,099,810	1,258,791	2.28%	47,707,907	1,496,933	3.14%	39,642,662	1,569,247	3.96%
Non-interest-bearing deposits	16,643,727			10,839,966			7,914,338		
	71,743,537	1,258,791	1.75%	58,547,873	1,496,933	2.56%	47,557,000	1,569,247	3.30%
Other liabilities	795,882			525,934			477,104		
Stockholders' equity	9,192,508			5,278,484			5,232,560		
Total liabilities and stockholders' equity	$ 81,731,927			$ 64,352,291			$ 53,266,664		
Net interest spread			3.03%			3.14%			3.19%
Net interest income		$ 2,806,686	3.67%		$ 2,269,162	3.78%		$ 1,887,697	3.91%

1) Interest revenue is presented on a fully taxable equivalent (FTE) basis. The FTE basis adjusts for the tax favored status of these types of securities. Management believes providing this information on a FTE basis provides investors with a more accurate picture of our net interest spread and net interest income and we believe it to be the preferred industry measurement of these calculations. See "Reconciliation of Non-GAAP Measures."
2) Available for sale investment securities are presented at amortized cost.
3) We had no non-accruing loans for the periods presented.

The following table describes the impact on our interest income and expense resulting from changes in average balances and average rates for the periods indicated. The change in interest income due to both volume and rate is reported with the rate variance.

Rate/Volume Variance Analysis

	Twelve months Ended December 31, 2003 compared to 2002 Variance due to:			Twelve months Ended December 31, 2002 compared to 2001 Variance due to:		
	Total	Rate	Volume	Total	Rate	Volume
Interest Earning Assets:						
Federal funds sold	$ (27,580)	$ (46,590)	$ 19,010	$ (196,122)	$ (174,288)	$ (21,834)
Interest bearing deposits	6,462	(228)	6,690	8,297	8,297	$ -
Investment Securities						
U.S. Treasuries	5,074	-	5,074	-	-	-
U.S. Agency	(197,988)	(137,319)	(60,669)	(148,175)	(84,477)	(63,698)
Mortgage backed	(59,312)	(45,918)	(13,394)	160,498	160,498	-
State, county, municipals	106,759	12,588	94,171	31,966	31,966	-
Other	3,410	(2,854)	6,264	(2,342)	(3,344)	1,002
Loans:						
Commercial	(5,536)	(58,403)	52,867	25,020	(28,382)	53,402
Mortgage	424,116	(291,204)	715,320	188,141	(192,967)	381,108
Installment	43,977	(244,569)	288,546	241,868	(90,186)	332,054
Total interest revenue	299,382	(814,497)	1,113,879	309,151	(372,883)	682,034
Interest Bearing Liabilities						
Savings and NOW deposits	(22,987)	(42,064)	19,077	(51,432)	(73,008)	21,576
Money market and super NOW	162	(32,977)	33,139	(9,819)	(41,419)	31,600
Other time deposits	(215,874)	(270,377)	54,503	(10,822)	(251,988)	241,166
Other borrowed funds	557	(2,045)	2,602	(241)	(241)	-
Total interest expense	(238,142)	(347,463)	109,321	(72,314)	(366,656)	294,342
Net interest income	$537,524	$ (467,034)	$1,004,558	$ 381,465	$ (6,227)	$ 387,692

1) Interest revenue is presented on a fully taxable equivalent (FTE) basis. Management believes providing this information on a FTE baiss provides investors with a more accurate picture of our net interest spread and net interest income and we believe it to be the preferred industry measurement of these calculations. See "Reconciliation of Non-GAAP Measures."

Provision for Loan Losses

Originating loans involves a degree of risk that credit losses will occur in varying amounts according to, among other factors, the type of loans being made, the credit-worthiness of the borrowers over the term of the loans, the quality of the collateral for the loan, if any, as well as general economic conditions. We charge the provision for loan losses to earnings to maintain the total allowance for loan losses at a level considered by management to represent its best estimate of the losses known and inherent in the portfolio that are both probable and reasonable to estimate, based on, among other factors, prior loss experience, volume and type of lending conducted, estimated value of any underlying collateral, economic conditions (particularly as such conditions relate to Old Line Bank's market area), regulatory guidance, peer statistics, management's judgment, past due loans in the loan portfolio, loan charge off experience and concentrations of risk (if any). We charge losses on loans against the allowance when we believe that collection of loan principal is unlikely. Recoveries on loans previously charged off are added back to the allowance.

The provision for loan losses was $162,000 for the year ended December 31, 2003, as compared to $144,000 for the year ended December 31, 2002, an increase of $18,000. The increase was primarily the result of growth in loan balances outstanding in all segments of the portfolio as well as a change in the composition of the portfolio.

Historically, we have experienced loan losses in the consumer loan portfolio, specifically indirect automobile loans. We have exited that business and at December 31, 2003 had reduced that element of the portfolio to an outstanding balance of $81,061 as compared to a balance of $302,000 at December 31, 2002 and $881,000 at December 31, 2001. During the year ended December 31, 2003, the majority of the charge-offs were related to indirect automobile loans. For the years ended December 31, 2002 and 2001, significantly all of the charge-offs were related to indirect automobile loans.

As we have decreased indirect automobile loans, we have simultaneously increased our mortgage loans, specifically commercial real estate loans, both as a percentage of loans in the loan portfolio and in total dollar value. From December 31, 2002 to December 31, 2003, the dollar value of our commercial real estate loans increased from $16.7 million to $26.9 million, and the percentage of commercial real estate loans to total loans increased from 38.58% to 44.87%. From December 31, 2001 to December 31, 2002, the dollar value of our commercial real estate loans increased from $11.6 million or 34.16% of total loans to $16.7 million or 38.58% of total loans.

Because commercial real estate loans generally have higher loan balances and greater credit risk than indirect automobile loans, the loss estimates for these types of loans are generally greater than the loss estimates for indirect automobile loans. As a result, the reduction in the indirect automobile loan portfolio was more than offset by increased allowances allocated to the mortgage loan portfolio as a result of the increase in commercial real estate loans. The net effect of this change is that our allowance for loan losses has increased as a percentage of total loans. We expect that this trend will continue.

The adequacy of the allowance for loan losses is reviewed at least quarterly. Our review includes evaluation of impaired loans as required by SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, and SFAS No. 118, *Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure*. Also incorporated in determining the adequacy of the allowance is guidance contained in the Securities and Exchange Commissions SAB No. 102, *Loan Loss Allowance Methodology and Documentation;* and the Federal Financial Institutions Examination Council's Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions.

We base the evaluation of the adequacy of the allowance for loan losses upon loan categories. We categorize loans as installment and other consumer loans (other than boat loans), boat loans, mortgage loans (commercial real estate, residential real estate and real estate construction) and commercial loans. We apply loss ratios to each category of loan other than commercial loans (including letters of credit and unused commitments). We further divide commercial loans by risk rating and apply loss ratios by risk rating, to determine estimated loss amounts. We evaluate delinquent loans and loans for which management has knowledge about possible credit problems of the borrower or knowledge of problems with loan collateral separately and assign loss amounts based upon the evaluation.

We determine loss ratios for installment and other consumer loans (other than boat loans), boat loans and mortgage loans (commercial real estate, residential real estate and real estate construction) based upon a review of prior 18 months delinquency trends for the category, the three year loss ratio for the category, peer group loss ratios and industry standards.

With respect to commercial loans, management assigns a risk rating of one through eight to each loan at inception, with a risk rating of one having the least amount of risk and a risk rating of eight having the greatest amount of risk. For commercial loans of less than $250,000, we may review the risk rating annually based on, among other things, the borrower's financial condition, cash flow and ongoing financial viability; the collateral securing the loan; the borrower's industry and payment history. We review the risk rating for all commercial loans in excess of $250,000 at least annually. We evaluate loans with a risk rating of five or greater separately and assign loss amounts based upon the evaluation. For loans with risk ratings between one and four, we determine loss ratios based upon a review of prior 18 months delinquency trends, the three year loss ratio, peer group loss ratios and industry standards.

We also identify and make any necessary allocation adjustments for any specific concentrations of credit in a loan category that in management's estimation increase the risk inherent in the category. If necessary, we will also make an adjustment within one or more loan categories for economic considerations in our market area that may impact the quality of the loans in the category. For all periods presented, there were no specific adjustments made for concentrations of credit or economic considerations. We will not create a separate valuation allowance unless a loan is considered impaired under SFAS No. 114 and SFAS No. 118. For all periods presented, there were no impaired loans.

Our policies require a review of assets on a regular basis, and we believe that we appropriately classify loans as well as other assets if warranted. We believe that we use the best information available to make a determination with respect to the allowance for loan losses, recognizing that the determination is inherently subjective and that future adjustments may be necessary depending upon, among other factors, a change in economic conditions of specific borrowers or generally in the economy, and new information that becomes available to us. However, there are no assurances that the allowance for loan losses will be sufficient to absorb losses on non-performing assets, or that the allowance will be sufficient to cover losses on non-performing assets in the future.

The allowance for loan losses represents 0.91% of total loans at December 31, 2003 and 0.90% and 0.79% of total loans at December 31, 2002 and December 31, 2001, respectively. We have no exposure to foreign countries or foreign borrowers. Management believes that the allowance for loan losses is adequate for each period presented.

The following table represents an analysis of the allowance for loan losses for the periods indicated:

Allowance for Loan Losses

Year Ended December 31,	2003	2002	2001
Balance, beginning of period	$ 389,553	$ 268,806	$ 251,631
Provision for loan losses	162,000	144,000	78,000
Chargeoffs:			
Commercial	-	-	-
Mortgage	-	-	-
Consumer	(16,554)	(35,748)	(68,731)
Total chargeoffs	(16,554)	(35,748)	(68,731)
Recoveries:			
Commercial	-	-	-
Mortgage	-	-	-
Consumer	12,691	12,495	7,906
Total recoveries	12,691	12,495	7,906
Net chargeoffs	(3,863)	(23,253)	(60,825)
Balance, end of period	$ 547,690	$ 389,553	$ 268,806
Allowance for loan losses to total loans	0.91%	0.90%	0.79%
Ratio of net-chargeoffs during period to average loans outstanding during period	(0.007%)	(0.062%)	(0.217%)

The following table provides a breakdown of the allowance for loan losses:

Allocation of Allowance for Loan Losses

	December 31, 2003		December 31, 2002		December 31, 2001	
	Amount	% of Loans in Each Category	Amount	% of Loans in Each Category	Amount	% of Loans in Each Category
Installment & others	$ 9,840	1.29 %	$ 29,512	3.08 %	$ 58,561	5.60 %
Boat	141,826	31.04	114,282	35.43	57,899	32.08
Mortgage	278,329	53.89	172,277	47.27	97,464	45.65
Commercial	117,695	13.78	73,482	14.22	54,882	16.67
Total	$ 547,690	100.00 %	$ 389,553	100.00 %	$ 268,806	100.00 %

Non-interest Revenue

2003 compared to 2002

Non-interest revenue consisted primarily of gains on securities sales, fee income from service charges on deposit accounts, mortgage origination fees from a third party processor, credit card fees and ATM fees. Revenues amounted to $600,741 for the year ended December 31, 2003, or 27.40% higher than the 2002 amount of $471,553. As part of our business strategy, we continued to focus our efforts on increasing the levels of non-interest income during 2003. As a result of increased volume as well as an increase in fees assessed on accounts, service charges on deposit accounts increased $21,930 or 10.07% during 2003 to $239,679 from $217,749 in 2002. Other fees and commissions also increased during the year by $57,245 or 26.57% to $272,703 versus $215,458 in 2002. This was largely attributable to an increase in mortgage origination fees received on residential mortgages brokered to a third party processor caused by the historically low interest rate environment as well as miscellaneous fees collected on loan originations. We also realized gains on the sale of securities of $88,359 during 2003 versus $38,346 in 2002.

In 2004, we anticipate we will continue to increase income from loan fees as compared to prior years. Because we have added new residential builders to our customer base, we expect that we will have growth in the number of new loans originated, particularly in the residential construction market. Additionally, we have seen indications of increased demand in the commercial real estate market. However, we anticipate any increase will be partially offset by a decline in mortgage origination fees as a result of the anticipated stabilization in mortgage interest rates.

2002 compared to 2001

Non-interest revenue consisted primarily of gains on securities sales, fee income from service charges on deposit accounts, mortgage origination fees from a third party processor, credit card fees and ATM fees. Revenues amounted to $471,553 for the year ended December 31, 2002, or 46.96% higher than the 2001 amount of $320,880. As part of our business strategy, efforts were focused during 2002 to increase the levels of non-interest income. As a result, we were successful in increasing processing fee revenue related to loans. Additionally, ATM machine activity increased, which resulted in enhanced "foreign" ATM fees, and we received increased mortgage origination fees from a third party processor. We also realized gains on the sale of securities of $38,346 during 2002 as compared to $18,180 during 2001.

Non-interest Expense

2003 compared to 2002

Non-interest expense was $2.5 million in 2003, which was $395,222 greater than the 2002 level of $2.1 million. Salaries and benefit costs amounted to $1.4 million in 2003, as compared to $1.2 million in 2002. During 2003, the Clinton, Maryland branch was staffed for a full twelve months versus approximately five months in 2002 and we added a commercial loan officer in January of 2003. These items in addition to annual salary and bonus increases caused the increase in salaries and benefits.

Occupancy expenses declined $2,911 or 1.44% in 2003. Prior to 2002, we expensed property taxes in arrears based on the payment date. In 2002, in order to properly accrue for these expenses, we double expensed the taxes during the year. As a result, property taxes were $17,639 higher in 2002 than in 2003. The reduced property tax expense in 2003 was offset by an increase in building maintenance, improvements and depreciation expenses totaling $16,634.

Other operating expenses increased $128,692 or 21.35% from $602,782 for the year ended December 31, 2002 to $731,474 for the year ended December 31, 2003. This was primarily the result of a $61,564 increase in organizational and legal expenses and a $34,684 increase in audit & exam fees. Organizational and legal fees as well as audit fees increased primarily as a result of the expenses associated with the formation of the holding company and listing on the Nasdaq Smallcap market. Additionally, during 2002, the Accokeek and Old Line Centre branches experienced robbery related losses. As a result, during the year, we increased security at all branch locations which increased other operating expenses during 2003 by approximately $35,000. In 2003, director fees increased $15,299 due to an increased number of meetings and an increase in meeting fees. Data processing fees increased $14,356 as a result of increases in the number of customers as well as enhanced services.

For 2004, we anticipate non-interest expense will increase as we hire additional personnel and expand our internet banking services. We expect to offset a portion of these increases with savings realized in security costs from the installation of electronic security devices in the third quarter of 2003 and a reduction in organizational and legal expenses during the year.

2002 compared to 2001

Non-interest expense was $2.1 million in 2002, which was $424,436 greater than the 2001 level of $1.7 million. Salaries and benefit costs amounted to $1.2 million in 2002, as compared to $939,068 in 2001. Staffing of the Clinton, Maryland branch in 2002 and the addition of an executive officer in late 2001 caused the increase in salaries and benefits.

Occupancy expenses increased $24,255 in 2002 due to the opening of the Clinton, Maryland branch during the year.

Other operating expenses increased $156,924 or 35.20% from $445,858 for the year ended December 31, 2001 to $602,782 for the year ended December 31, 2002. The opening of the Clinton, Maryland branch coupled with the increased volume of new customers added to processing costs. In particular, data processing expenses increased by approximately $30,000. Additionally, during 2002, the Accokeek and Old Line Centre branches experienced robbery related losses. As a result, during the year, we increased security at all branch locations which increased other operating expenses during 2002 by approximately $40,000. In 2002, we also incurred approximately $40,000 of additional expenses associated with the conversion from a national to a state bank charter.

Income Taxes

2003 Compared to 2002

Income tax expense was $224,616 (32.32% of pre-tax income) for 2003 as compared to $164,884 (32.80% of pre-tax income) for 2002.

2002 Compared to 2001

Income tax expense was $164,884 (32.80% of pre-tax income) for 2002 as compared to $155,582 (33.04% of pre-tax income) for 2001.

Net Income

2003 Compared to 2002

Net income was $470,262 or $.34 basic and diluted earnings per common share for the year ended December 31, 2003, an increase of $132,393 or 39.18%, compared to net income of $337,869 for the same period during 2002. The increase in net income was the result of increases in net interest income of $476,159 and non-interest revenue of $129,188, offset by increases in the provision of loan losses of $18,000, income tax expense of $59,732, and non-interest expense of $395,222.

2002 Compared to 2001

Net income was $337,869 or $.39 basic earnings per common share and $.39 diluted earnings per common share for the year ended December 31, 2002, an increase of $22,638 or 7.18%, compared to net income of $315,231 for the same period during 2001. The increase in net income was the result of increases in net interest income of $371,703 and non-interest income of $150,673, offset by increases in the provision of loan losses of $66,000, income tax expense of $9,302, and non-interest expense of $424,436.

Analysis of Financial Condition

Investment Securities

Our portfolio consists primarily of U.S. government agency securities, securities issued by states, counties and municipalities, mortgage-backed securities, and certain equity securities, including Federal Reserve Bank Stock and Federal Home Loan Bank Stock. The portfolio provides a source of liquidity, collateral for repurchase agreements as well as a means of diversifying our earning asset portfolio. While we generally intend to hold the investment portfolio assets until maturity, we classify a significant portion of the portfolio as available for sale. We account for securities so classified at fair value and report the unrealized appreciation and depreciation as a separate component of stockholders' equity, net of income tax effects. We account for securities classified in the held to maturity category at amortized cost. We invest in securities for the yield they produce and not to profit from trading the securities. There are no trading securities in the portfolio.

The investment portfolio at December 31, 2003 amounted to $19.2 million, an increase of $446,190, or 2.38%, from the December 31, 2002 amount of $18.7 million. Available for sale investment securities increased to $17.4 million at December 31, 2003 from $13.4 million at December 31, 2002. Held to maturity securities decreased to $1.8 million at December 31, 2003 from $5.4 million at December 31, 2002. This decrease occurred in the second quarter of 2003 when Old Line Bank sold $1 million in investments that were previously classified as held-to-maturity. As required under SFASB Statement No. 115, all securities previously classified as held to maturity were reclassified as available-for-sale. The carrying value of available for sale securities included net unrealized losses of $109,732 at December 31, 2003 (reflected as unrealized losses of $69,914 in stockholders' equity after deferred taxes) as compared to net unrealized appreciation of $141,192 ($93,187 net of taxes) as of December 31, 2002.

The investment portfolio at December 31, 2002 amounted to $18.7 million, an increase of $3.0 million, or 18.92%, from the December 31, 2001 amount of $15.7 million. Available for sale investment securities increased to $13.4 million at December 31, 2002 from $11.1 million at December 31, 2001. Held to maturity securities increased to $5.4 million at December 31, 2002 from $4.7 million at December 31, 2001. The carrying value of available for sale securities included net unrealized appreciation of $141,192 at December 31, 2002 (reflected as unrealized appreciation of $93,187 in stockholders' equity after deferred taxes) as compared to net unrealized appreciation of $57,194 ($37,176 net of taxes) as of December 31, 2001.

The following table sets forth a summary of the investment securities portfolio as of the periods indicated. Available for sale securities are reported at estimated fair value; held to maturity securities are reported at amortized cost.

Investment Securities
(Dollars in thousands)

December 31,	2003	2002	2001
Available For Sale Securities			
U.S. treasury	$ 1,503	$ -	$ -
U.S. government agency	9,332	8,075	11,057
State, county and municipal	3,098	1,472	-
Mortgage backed	3,448	3,841	-
Total Available for Sale Securities	$17,381	$13,388	$11,057
Held To Maturity Securities			
U.S. treasury	1,804	-	-
U.S. government agency	-	5,000	4,700
State, county and municipal	-	352	-
Total Held to Maturity Securities	$ 1,804	$5,352	$4,700
Equity Securities	$ 818	$ 374	$ 367

The following table shows the maturities for the securities portfolio at December 31, 2003 and 2002.

Amortized Cost, Carrying Value and Average Yield

	December 31, 2003					
	Available for Sale			Held to Maturity		
	Amortized Cost	Market Value	Average Yield	Amortized Cost	Market Value	Average Yield
Maturing						
3 Months or less	$ 235,425	$ 235,470	2.54%	$ 299,475	$ 299,662	0.71%
>3 Months through 1 Yr.	855,986	762,204	3.72%	1,504,337	1,511,719	3.23%
>1 Year through 5 Yrs.	9,723,800	9,735,006	3.15%	-	-	
>5 Years through 10 Yrs.	6,262,624	6,237,861	3.85%	-	-	
>10 Yrs.	413,416	410,978	2.35%	-	-	
	$ 17,491,251	$ 17,381,519		$ 1,803,812	$ 1,811,381	
Pledged Securities	$ 7,498,999	$ 7,450,798				

Amortized Cost, Carrying Value and Average Yield

December 31, 2002

	Available for Sale			Held to Maturity		
	Amortized Cost	Market Value	Average Yield	Amortized Cost	Market Value	Average Yield
Maturing						
3 Months or less	$ 1,073,641	$ 1,078,252	2.62%	$ -	$ -	-
>3 Months through 1 Yr.	423,328	437,394	4.10%	-	-	-
>1 Year through 5 Yrs.	8,145,105	8,269,934	3.88%	2,500,000	2,529,575	3.44%
>5 Years through 10 Yrs.	3,100,542	3,120,359	5.13%	2,851,588	2,935,873	5.16%
>10 Yrs.	503,745	481,614	3.43%	-	-	
	$ 13,246,361	$ 13,387,553		$ 5,351,588	$ 5,465,448	
Pledged Securities	$ 3,000,000	$ 3,042,987		$ 1,500,000	$ 1,578,819	

Contractual maturities of mortgage-backed securities are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time. Additionally, the issuer may call the callable agency securities listed above prior to the contractual maturity.

Loan Portfolio

The loan portfolio, net of allowance, unearned fees and origination costs increased $16.4 million or 38.22% to $59.5 million at December 31, 2003 from $43.1 million at December 31, 2002. Commercial business loans increased by $2.1 million (34.03%), commercial real estate loans (generally owner-occupied) increased by $10.2 million (60.85%), residential real estate loans (generally home equity and fixed rate home improvement loans) increased by $757,067 (26.25%), real estate construction loans increased by $883,107 (100.51%) and installment loans increased by $2.7 million (16.14%) from their respective balances at December 31, 2002.

The loan portfolio, net of allowance, unearned fees and origination costs increased $9.4 million or 27.65% to $43.1 million at December 31, 2002 from $33.7 million at December 31, 2001. Commercial business loans increased by $499,734 (8.83%), commercial real estate loans (generally owner-occupied) increased by $5.1 million (44.12%), residential real estate loans (generally home equity and fixed rate home improvement loans) increased by $140,809 (5.13%), real estate construction loans decreased by $275,974 (23.90%) and installment loans increased by $3.9 million (30.41%) from their respective balances at December 31, 2001.

Loans secured by real estate or luxury boats comprise the majority of the loan portfolio. Old Line Bank's loan customers are generally located in the greater Washington, D.C. metropolitan area.

As anticipated, the increase in our legal lending limit from $910,000 to $1,950,000 that occurred as a result of the capital offering allowed us to retain a higher percentage of loans that we previously participated to other financial institutions. In 2002, we participated out approximately $7 million in loans that we originated because they would have exceeded our legal lending limit. As a result of the capital offering, we were able to retain all or a portion of these types of loans in the third and fourth quarters of 2003.

The following table summarizes the composition of the loan portfolio by dollar amount and percentages:

December 31,	2003	%	2002	%	2001	%
	Loan Portfolio (Dollars in thousands)					
Real Estate						
Commercial	$ 26,859	44.87%	$ 16,698	38.58%	$ 11,586	34.16%
Construction	1,762	2.94%	879	2.03%	1,155	3.40%
Residential	3,641	6.08%	2,884	6.66%	2,744	8.09%
Commercial	8,251	13.78%	6,156	14.22%	5,656	16.67%
Installment	19,355	32.33%	16,666	38.51%	12,780	37.68%
	$ 59,868	100.00%	$ 43,283	100.00%	$ 33,921	100.00%
Allowance for loan losses	547		390		269	
Net deferred loan fees and (costs)	(197)		(166)		(81)	
	350		224		188	
	$ 59,518		$ 43,059		$ 33,733	

The following table presents the maturities or repricing periods of selected loans outstanding at December 31, 2003:

	1 year or less	1-5 years	After 5 years	Total
	Loan Maturity Distribution at December 31, 2003 (Dollars in thousands)			
Real Estate				
Commercial	$ 12,354	$ 10,286	$ 4,219	$ 26,859
Construction	1,762	-	-	1,762
Residential	3,091	360	190	3,641
Commercial	5,129	2,837	285	8,251
Installment	253	890	18,212	19,355
Total Loans	$ 22,589	$ 14,373	$ 22,906	$ 59,868
Fixed Rates	522	8,882	22,508	31,912
Variable Rates	22,067	5,491	398	27,956
Total Loans	$ 22,589	$ 14,373	$ 22,906	$ 59,868

Asset Quality

Management performs reviews of all delinquent loans and relationship officers are charged with working with customers to resolve potential credit issues in a timely manner. Management generally classifies loans as non-accrual when collection of full principal and interest under the original terms of the loan is not expected or payment of principal or interest has become 90 days past due. Classifying a loan as non-accrual results in our no longer accruing interest on such loan and reversing any interest previously accrued but not collected. We will generally restore a non-accrual loan to accrual status when delinquent principal and interest payments are brought current and we expect to collect future monthly principal and interest payments. We recognize interest on non-accrual loans only when received. There were no non-accrual loans as of December 31, 2003, 2002 and 2001. No loans were 90 days or more past due as of December 31, 2003 or 2002. As of December 31, 2001 the balance on accruing loans past due more than 90 days was $643.

We classify any property acquired as a result of foreclosure on a mortgage loan as "real estate owned" and record it at the lower of the unpaid principal balance or fair value at the date of acquisition and subsequently carry the loan at the lower of cost or net realizable value. We charge any required write-down of the loan to its net realizable value against the allowance for credit losses at the time of foreclosure. We charge to expense any subsequent adjustments to net realizable value. Upon foreclosure, Old Line Bank generally requires an appraisal of the property and, thereafter, appraisals of the property on at least an annual basis and external inspections on at least a quarterly basis. As of December 31, 2003, December 31, 2002 and December 31, 2001, we held no real estate acquired as a result of foreclosure.

We apply the provisions of Statement of Financial Accounting Standards No. 114 ("SFAS No. 114"), *"Accounting by Creditors for Impairment of a Loan,"* as amended by Statement of Financial Accounting Standards No. 118 ("SFAS No. 118"), *"Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure."* SFAS No. 114 and SFAS No. 118 require that impaired loans, which consist of all modified loans and other loans for which collection of all contractual principal and interest is not probable, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through a valuation allowance and corresponding provision for credit losses. Old Line Bank considers consumer loans as homogenous loans and thus does not apply the SFAS No. 114 impairment test to these loans. We write off impaired loans when collection of the loan is doubtful.

We had no impaired or restructured loans as of December 31, 2003, December 31, 2002, or December 31, 2001.

Deposits

We seek deposits within our market area by paying competitive interest rates, offering high quality customer service and using technology to deliver deposit services effectively. At December 31, 2003, the deposit portfolio had grown to $69.3 million, a $7 million or 11.35% increase over the December 31, 2002 level of $62.3 million. We have seen growth in several key categories over the period. Non-interest bearing deposits grew $7.3 million during the period to $19.9 million from $12.6 million while interest-bearing deposits declined $219,062 to $49.4 million from $49.6 million. The addition of the Clinton branch in September 2002 and key personnel expanded our non-interest bearing deposit base as we obtained an increased level of commercial checking accounts. Interest bearing deposit accounts declined as a result of a decline in real estate attorney and title company accounts. As refinancings of home mortgages declined, the balances in these accounts also declined.

At December 31, 2002, deposits were $62.2 million, an $11.4 million increase over the December 31, 2001 level of $50.8 million. Non-interest bearing deposits grew $3.9 million during the period to $12.6 million from $8.7 million, and interest-bearing deposits grew $7.6 million to $49.6 million from $42.0 million.

As a general practice, we do not purchase brokered deposits. During the periods reported, we had no brokered deposits. As market conditions warrant and balance sheet needs dictate, we may participate in the wholesale certificates of deposit market.

The following is a summary of the maturity distribution of certificates of deposit as of December 31, 2003.

Certificate of Deposit Maturity Distribution
December 31, 2003

	Three Months or Less	Three Months to Twelve Months	Over Twelve Months	Total
	(Dollars in thousands)			
Certificates of deposit				
Less than $100,000	$ 3,358	$ 6,727	$ 7,496	$ 17,581
Greater than or equal to $100,000	773	2,433	4,463	7,669
Total	$ 4,131	$ 9,160	$ 11,959	$ 25,250

Borrowings

Old Line Bank has available lines of credit, including overnight federal funds and repurchase agreements from its correspondent banks totaling $8,500,000 as of December 31, 2003. Old Line Bank has an additional secured line of credit from the Federal Home Loan Bank of $13,430,000. At December 31, 2003, Old Line Bank had $3,000,000 outstanding in overnight federal funds at 1.24% and $4,000,000 outstanding with the Federal Home Loan Bank at 4.8% due January 3, 2011. At December 31, 2002 and 2001, Old Line Bank had $4,000,000 outstanding at 4.8% due January 3, 2011. Old Line Bank may not prepay the loan prior to maturity without incurring a significant prepayment penalty.

Interest Rate Sensitivity Analysis and Interest Rate Risk Management

A principal objective of Old Line Bank's asset/liability management policy is to minimize exposure to changes in interest rates by an ongoing review of the maturity and re-pricing of interest-earning assets and interest-bearing liabilities. The Asset and Liability Committee of the Board of Directors oversees this review.

The Asset and Liability Committee establishes policies to control interest rate sensitivity. Interest rate sensitivity is the volatility of a bank's earnings resulting from movements in market interest rates. Management monitors rate sensitivity in order to reduce vulnerability to interest rate fluctuations while maintaining adequate capital levels and acceptable levels of liquidity. Monthly financial reports supply management with information to evaluate and manage rate sensitivity and adherence to policy. Old Line Bank's asset/liability policy's goal is to manage assets and liabilities in a manner that stabilizes net interest income and net economic value within a broad range of interest rate environments. Adjustments to the mix of assets and liabilities are made periodically in an effort to achieve dependable, steady growth in net interest income regardless of the behavior of interest rates in general.

As part of the interest rate risk sensitivity analysis, the Asset and Liability Committee examines the extent to which Old Line Bank's assets and liabilities are interest rate sensitive and monitors the interest rate sensitivity gap. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market rates. The interest rate sensitivity gap is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or re-price within such time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of declining interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If re-pricing of assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

Old Line Bank currently has a negative gap over the short term, which suggests that the net yield on interest earning assets may decrease during periods of rising interest rates. However, a simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In the event of a change in interest rate, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

The table below presents Old Line Bank's interest rate sensitivity at December 31, 2003. Because certain categories of securities and loans are prepaid before their maturity date even without regard to interest rate fluctuations, we have made certain assumptions to calculate the expected maturity of securities and loans.

	Interest Sensitivity Analysis				
	December 31, 2003				
	Maturing or Repricing				
	Within 3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Interest Earning Assets:					
Investment securities	$ 535	$ 2,266	$ 9,735	$ 6,649	$ 19,185
Loans	17,577	5,012	14,373	22,906	59,868
Interest bearing deposits	-	400	300	-	700
Federal funds sold	4,003	-	-	-	4,003
Total interest earning assets	22,115	7,678	24,408	29,555	83,756
Interest Bearing Liabilities:					
Interest-bearing transaction deposits	9,323	4,512	-	-	13,835
Savings accounts	3,446	3,446	3,446		10,338
Time deposits	4,131	9,160	11,959	-	25,250
Total interest-bearing deposits	16,900	17,118	15,405	-	49,423
FHLB Advances	3,000	-	4,000	-	7,000
Other borrowings	-	-	-	-	-
Total interest-bearing liabilities	19,900	17,118	19,405	-	56,423
Period Gap	$ 2,215	$ (9,440)	$ 5,003	$ 29,555	$ 27,333
Cumulative Gap	$ 2,215	$ (7,225)	$ (2,222)	$ 27,333	
Cumulative Gap/Total Assets	2.47%	(8.07%)	(2.48%)	30.53%	30.53%

Liquidity

Our overall asset/liability strategy takes into account our need to maintain adequate liquidity to fund asset growth and deposit runoff. Our management monitors the liquidity position daily in conjunction with Federal Reserve guidelines. We have credit lines unsecured and secured available from several correspondent banks totaling $8.5 million. Additionally, we may borrow funds from the Federal Home Loan Bank of Atlanta. We can use these credit facilities in conjunction with the normal deposit strategies, which include pricing changes to increase deposits as necessary. We can also sell or pledge investment securities to create additional liquidity. From time to time we may sell or participate out loans to create additional liquidity as required. Additional sources of liquidity include funds held in time deposits and cash from the investment and loan portfolios.

Our immediate sources of liquidity are cash and due from banks and federal funds sold. As of December 31, 2003, we had $2.5 million in cash and due from banks, and $4 million in federal funds sold and other overnight investments. As of December 31, 2002 and 2001, we had $1.4 million and $2.0 million in cash and due from banks, and $5.6 million and $6.3 million in federal funds sold and other overnight investments.

Old Line Bank has sufficient liquidity to meet its loan commitments as well as fluctuations in deposits. We usually retain maturing certificates of deposit as we offer competitive rates on certificates of deposit. Management is not aware of any demands, trends, commitments, or events that would result in Old Line Bank's inability to meet anticipated or unexpected liquidity needs.

Capital

Our stockholders' equity amounted to $12.8 million at December 31, 2003, $5.7 million at December 31, 2002 and $5.4 million at December 31, 2001. We are considered "well capitalized" under the risk-based capital guidelines adopted by the Federal Reserve.

The following table shows Old Line Bancshares, Inc.'' regulatory capital ratios and the minimum capital ratios currently required by its banking regulator to be "well capitalized." For a discussion of these capital requirements, see "Supervision and Regulation – Capital Adequacy Guidelines."

Risk Based Capital Analysis

	December 31,			
	2003	**2002**	**2001**	
	(Dollars in thousands)			
Tier 1 Capital:				
Common stock	$ 18	$ 2,866	$ 2,866	
Addl. paid-in capital	12,363	2,600	2,563	
Retained earnings	517	127	(105)	
Less: disallowed assets	-	-	(23)	
Total Tier 1 Capital	12,898	5,593	5,301	
Tier 2 Capital:				
Allowance for loan losses	547	390	269	
Total Risk Based Capital	$13,445	$ 5,983	$ 5,570	
Risk weighted assets	$66,574	$50,971	$40,410	
				Regulatory Minimum
Capital Ratios:				
Tier 1 risk based capital ratio	20.2%	10.9%	13.1%	4.0%
Total risk based capital ratio	19.4%	11.7%	13.7%	8.0%
Leverage ratio	14.7%	7.9%	9.2%	4.0%
Equity to assets ratio	14.4%	7.7%	8.8%	4.0%

Return on Average Assets and Average Equity

The ratio of net income to average equity and average assets and certain other ratios are as follows:

	December 31,		
	2003	2002	2001
	(Dollars in thousands)		
Average total assets	$81,732	$64,352	$53,267
Average equity	$ 9,193	$ 5,278	$ 5,233
Net income	$ 470	$ 338	$ 315
Cash dividends declared	$ 80	$ 69	$ 57
Divided payout ratio for period	17.07%	20.36%	18.19%
Return on average assets	.58%	.53%	.59%
Return on average equity	5.12%	6.40%	6.02%
Average stockholders' equity to average total assets	11.25%	8.20%	9.82%

Contractual Obligations, Commitments, Contingent Liabilities, and Off-balance Sheet Arrangements

Old Line Bancshares, Inc. is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments primarily may include commitments to extend credit, lines of credit and standby letters of credit. In addition, Old Line Bancshares, Inc. also has operating lease obligations. Old Line Bancshares, Inc. uses these financial instruments to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk. These do not represent unusual risks and management does not anticipate any losses which would have a material effect on Old Line Bancshares, Inc.

Outstanding loan commitments and lines and letters of credit at December 31 of 2003, 2002 and 2001 are as follows:

December 31,	2003	2002	2001
	(Dollars in thousands)		
Commitments to extend credit and available credit lines:			
Commercial	$ **1,395**	$ 2,385	$ 1,102
Real estate-undisbursed development and construction	**3,931**	3,582	254
Real estate-undisbursed home equity lines of credit	**2,686**	3,892	1,752
	$ **8,012**	$ 9,859	$ 3,108
Standby letters of credit	$ **317**	$ 275	$ 87

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Old Line Bancshares, Inc. generally requires collateral to support financial instruments with credit risk on the same basis as it does for on-balance sheet instruments. The collateral is based on management's credit evaluation of the counter party. Commitments generally have interest rates fixed at current market rates, expiration dates or other termination clauses and may require payment of a fee. Available credit lines represent the unused portion of lines of credit previously extended and available to the customer so long as there is no violation of any contractual condition. These lines generally have variable interest rates. Since many of the commitments are expected to expire without being drawn upon, and since it is unlikely that customers will draw upon their lines of credit in full at any time, the total commitment amount or line of credit amount does not necessarily represent future cash requirements. Each customer's credit-worthiness is evaluated on a case-by-case basis. The Company is not aware of any loss it would incur by funding its commitments or lines of credit. Commitments for real estate development and construction, which totaled $3.9 million, or 49% of the $8 million, are generally short-term and turn over rapidly, satisfying cash requirements with principal repayments and from sales of the properties financed.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The Company's exposure to credit loss in the event of nonperformance by the customer is the contract amount of the commitment. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

In general, loan commitments, credit lines and letters of credit are made on the same terms, including with respect to collateral, as outstanding loans. We evaluate each customer's credit-worthiness and the collateral required on a case-by-case basis.

Old Line Bancshares, Inc. has various financial obligations, including contractual obligations and commitments. The following table presents, as of December 31, 2003, significant fixed and determinable contractual obligations to third parties by payment date.

	Within one year	One to three years	Three to five years	Over five years
	(Dollars in thousands)			
Noninterest-bearing	$19,902			
Interest-bearing	37,614	9,257	2,701	
Purchase obligations	227	375		
Operating leases	65	227	89	191
Total	$ 57,808	$ 9,859	$ 2,790	$ 191

Old Line Bancshares, Inc.'s operating leases obligation represents rental payments for two branches. The interest-bearing obligations include accrued interest. Purchase obligations represent estimated obligations under agreements to purchase goods or services that are enforceable and legally binding. The purchase obligation amounts presented above primarily relate to estimated obligations under data and item processing contracts, and accounts payable for goods and services received through December 31, 2003.

Reconciliation of Non-GAAP Measures

Below is a reconciliation of the FTE adjustments and the GAAP basis information presented in this report:

Twelve months ended December 31, 2003
(Dollars in thousands)

	Investment Securities	Interest Earning Assets	Total Assets	Net Interest Income	Net Interest Spread
GAAP interest income	$ 610,101	$ 3,994,350	$ 3,994,350	$ 2,735,559	
Tax equivalent adjustment	71,127	71,127	71,127	71,127	
Tax equivalent interest income	681,228	4,065,477	4,065,477	2,806,686	
GAAP interest yield	3.64%	5.22%	4.89%	3.58%	2.94%
Taxable equivalent adjustment	0.43%	0.09%	0.08%	0.09%	0.09%
Tax equivalent interest yield	4.07%	5.31%	4.97%	3.67%	3.03%

Twelve months ended December 31, 2002
(Dollars in thousands)

	Investment Securities	Interest Earning Assets	Total Assets	Net Interest Income	Net Interest Spread
GAAP interest income	$ 813,522	$ 3,756,333	$ 3,756,333	$ 2,259,400	
Tax equivalent adjustment	9,762	9,762	9,762	9,762	
Tax equivalent interest income	823,284	3,766,095	3,766,095	2,269,162	
GAAP interest yield	5.13%	6.27%	5.84%	3.76%	3.12%
Taxable equivalent adjustment	0.06%	0.01%	0.01%	0.02%	0.02%
Tax equivalent interest yield	5.19%	6.28%	5.85%	3.78%	3.14%

In 2001, there were no adjustments to GAAP interest income.

Impact of Inflation and Changing Prices and Seasonality

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, and may frequently reflect government policy initiatives or economic factors not measured by price index. As discussed above, Old Line Bank strives to manage its interest sensitive assets and liabilities in order to offset the effects of rate changes and inflation.

Application Of Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industry in which we operate. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies that we follow are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the provision for loan losses as the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The provision for loan losses represents management's best estimate of the losses known and inherent in the loan portfolio that are both probable and reasonable to estimate, based on, among other factors, prior loss experience, volume and type of lending conducted, estimated value of any underlying collateral, economic conditions (particularly as such conditions relate to Old Line Bank's market area), regulatory guidance, peer statistics, management's judgment, past due loans in the loan portfolio, loan charge off experience and concentrations of risk (if any). Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant estimates, assumptions, and judgments. The loan portfolio also represents the largest asset type on the consolidated balance sheets.

The evaluation of the adequacy of the provision for loan losses is based upon loan categories except for delinquent loans and loans for which management has knowledge about possible credit problems of the borrower or knowledge of problems with loan collateral, which are evaluated separately and assigned loss amounts based upon the evaluation. Loss ratios are applied to each category of loan other than commercial loans (including letters of credit and unused commitments), where the loans are further divided by risk rating and loss ratios are applied by risk rating, to determine estimated loss amounts. Categories of loans are installment and other consumer loans (other than boat loans), boat loans, mortgage loans (commercial real estate, residential real estate and real estate construction) and commercial loans.

Management has significant discretion in making the judgments inherent in the determination of the provision and allowance for loan losses, including in connection with the valuation of collateral and the financial condition of the borrower, and in establishing loss ratios and risk ratings. The establishment of allowance factors is a continuing exercise and allowance factors may change over time, resulting in an increase or decrease in the amount of the provision or allowance based upon the same volume and classification of loans.

Changes in allowance factors or in management's interpretation of those factors will have a direct impact on the amount of the provision, and a corresponding effect on income and assets. Also, errors in management's perception and assessment of the allowance factors could result in the allowance not being adequate to cover losses in the portfolio, and may result in additional provisions or charge-offs, which would adversely affect income and capital. For additional information regarding the allowance for loan losses, see the "Provision for Loan Losses" section of this financial review.

Recent Accounting Pronouncements

Accounting pronouncements that the Financial Accounting Standards Board recently approved follow. These Statements will not have any impact on the financial statements of Bancshares or the Bank.

FASB Statement No. 149, *Amendment of Statement 133 Derivative Instruments and Hedging Activities,* improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement No. 133 (2) clarifies when a derivative contains a financing component and (3) amends certain other pronouncements. This statement is effective for contracts and hedging relationships entered into or modified after September 30, 2003.

FASB Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*, requires that an issuer classify a financial instrument that is within its scope as a liability. This Statement is effective for financial instruments entered into or modified after May 31, 2003.

FASB Interpretation No. 46, *Consolidation of Variable Interest Entities, An Interpretation of ARB No. 51,* requires consolidation of variable interest entities by the primary beneficiary. This Interpretation is effective for the first interim period or fiscal year beginning after June 15, 2003, for variable interest entities created before February 1, 2003. For entities created after January 31, 2003, the effective date is immediate.

AICPA Statement of Position No. 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer*, prohibits the "carrying over" of valuation allowances in loans and securities acquired in a transfer. At transfer, the assets are to be recorded at the total cash flows expected to be collected. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004.

Item 7. Financial Statements

The following consolidated financial statements are filed with this report:

Independent Auditors' Report

Consolidated Balance Sheets – December 31, 2003, 2002 and 2001

Consolidated Statements of Income – For the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Changes in Stockholders' Equity – For the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Cash Flows – For the year ended December 31, 2003, 2002 and 2001

Notes to Consolidated Financial Statements

Report of Independent Auditors

The Board of Directors and Stockholders
Old Line Bancshares, Inc.
Waldorf, Maryland

We have audited the accompanying consolidated balance sheets of Old Line Bancshares, Inc. and Subsidiary as of December 31, 2003, 2002, and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Line Bancshares, Inc. and Subsidiary as of December 31, 2003, 2002, and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Baltimore, Maryland
January 21, 2004

Old Line Bancshares, Inc. & Subsidiary
Consolidated Balance Sheets

December 31,	2003	2002	2001
Assets			
Cash and due from banks	$ 2,477,119	$ 1,409,172	$ 2,036,267
Federal funds sold	4,002,828	5,622,983	6,305,716
Time deposits in other banks	700,000	600,000	-
Investment securities available for sale	17,381,519	13,387,553	11,057,194
Investment securities held to maturity	1,803,812	5,351,588	4,700,000
Loans, less allowance for loan losses	59,517,690	43,058,786	33,733,116
Restricted equity securities at cost	818,450	373,750	366,800
Bank premises and equipment	2,279,669	1,920,243	1,741,513
Accrued interest receivable	315,326	305,486	381,216
Deferred income taxes	60,925	-	13,063
Other assets	178,465	215,140	134,221
	$ 89,535,803	$ 72,244,701	$ 60,469,106
Liabilities and Stockholders' Equity			
Deposits			
Noninterest-bearing	$ 19,902,350	$ 12,614,536	$ 8,759,209
Interest-bearing	49,422,727	49,641,789	42,077,668
Total deposits	69,325,077	62,256,325	50,836,877
Borrowed funds	7,000,000	4,000,000	4,000,000
Accrued interest payable	149,831	250,259	241,344
Income tax payable	130,675	-	-
Deferred income taxes	-	34,021	-
Other liabilities	102,566	17,503	29,381
	76,708,149	66,558,108	55,107,602
Stockholders' equity			
Common stock, par value $.01 per share in 2003, $10 per share in 2002, and $5 per share in 2001; authorized 5,000,000 shares in 2003 and 1,000,000 in 2002 and 2001; issued and oustanding 1,756,894.5 in 2003, 286,631.5 in 2002 and 573,263 in 2001	17,569	2,866,315	2,866,315
Additional paid-in capital	12,362,902	2,600,000	2,563,223
Retained earnings	517,097	127,091	(105,210)
	12,897,568	5,593,406	5,324,328
Accumulated other comprehensive income	(69,914)	93,187	37,176
	12,827,654	5,686,593	5,361,504
	$ 89,535,803	$ 72,244,701	$ 60,469,106

Old Line Bancshares, Inc. & Subsidiary
Consolidated Statements of Income

Years ended December 31,	2003	2002	2001
Interest revenue			
Loans, including fees	$ 3,282,351	$ 2,824,634	$ 2,369,605
U.S. Treasury securities	4,840	-	-
U. S. government agency securities	392,966	609,988	758,163
Mortgage backed securities	101,186	160,498	-
Tax exempt securities	88,397	22,204	-
Federal funds sold	82,300	109,880	306,002
Other	42,310	29,129	23,174
Total interest revenue	3,994,350	3,756,333	3,456,944
Interest expense			
Deposits	1,063,399	1,302,098	1,374,171
Borrowed funds	195,392	194,835	195,076
Total interest expense	1,258,791	1,496,933	1,569,247
Net interest income	2,735,559	2,259,400	1,887,697
Provision for loan losses	162,000	144,000	78,000
Net interest income after provision for loan losses	2,573,559	2,115,400	1,809,697
Noninterest revenue			
Service charges on deposit accounts	239,679	217,749	187,057
Other fees and commissions	272,703	215,458	115,643
Gain on disposal of assets	88,359	38,346	18,180
Total noninterest revenue	600,741	471,553	320,880
Noninterest expenses			
Salaries	1,233,855	1,021,878	810,910
Employee benefits	195,579	157,676	128,158
Occupancy	199,567	202,478	178,223
Equipment	118,947	99,386	96,615
Other operating	731,474	602,782	445,858
Total noninterest expenses	2,479,422	2,084,200	1,659,764
Income before income taxes	694,878	502,753	470,813
Income taxes	224,616	164,884	155,582
Net income	$ 470,262	$ 337,869	$ 315,231
Basic earnings per common share	$ 0.34	$ 0.39	$ 0.37
Diluted earnings per common share	$ 0.34	$ 0.39	$ 0.36

Old Line Bancshares, Inc. & Subsidiary
Consolidated Statements of Changes in Stockholder's Equity

	Common stock Shares	Common stock Par value	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Comprehensive Income
Balance, December 31, 2000	573,263.0	$2,866,315	$ 2,563,223	$ (363,115)	$ (31,074)	
Net income	-	-	-	315,231	-	$ 315,231
Unrealized gain (loss) on securities available for sale, net of income taxes of $36,749	-	-	-	-	68,250	68,250
Comprehensive income						$ 383,481
Cash dividend $.07 per share	-	-	-	(57,326)	-	
Balance, December 31, 2001	573,263.0	2,866,315	2,563,223	(105,210)	37,176	
One for two share exchange	(286,631.5)	-	-	-	-	
Net income	-	-	-	337,869	-	$ 337,869
Transfer to surplus	-	-	36,777	(36,777)	-	
Unrealized gain (loss) on securities available for sale, net of income taxes of $27,987	-	-	-	-	56,011	56,011
Comprehensive income	-	-	-	-	-	$ 393,880
Cash dividend $.08 per share	-	-	-	(68,791)	-	
Balance, December 31, 2002	286,631.5	2,866,315	2,600,000	127,091	93,187	
Capital Offering	299,000.0	2,990,000	3,924,156	-	-	
Net income	-	-	-	470,262	-	$ 470,262
Unrealized gain (loss) on securities available for sale, net of income taxes of $87,823	-	-	-	-	(163,101)	(163,101)
Comprehensive income	-	-	-	-	-	$ 307,161
Exchange of $10 par value shares for $.01 par value shares	-	(5,850,459)	5,850,459	-	-	
Stock split effected in the form of a 200% stock dividend	1,171,263.0	11,713	(11,713)			
Cash dividend $.09 per share	-	-	-	(80,257)		
Balance, December 31, 2003	**1,756,894.5**	**$ 17,569**	**$12,362,902**	**$ 517,096**	**$ (69,914)**	

Old Line Bancshares, Inc. & Subsidiary
Consolidated Statements of Cash Flows

Years Ended December 31,	2003	2002	2001
Cash flows from operating activities			
Interest received	$ 3,977,615	$ 3,762,405	$ 3,379,342
Fees and commissions received	512,382	434,678	302,700
Interest paid	(1,359,219)	(1,488,018)	(1,512,608)
Cash paid to suppliers and employees	(2,172,857)	(2,038,914)	(1,542,040)
Income taxes paid	(101,064)	(170,602)	-
	856,857	499,549	627,394
Cash flows from investing activities			
Purchase of investment securities			
Held to maturity	(2,504,375)	(4,351,767)	(4,500,000)
Available for sale	(15,888,784)	(14,508,839)	(13,500,000)
Proceeds from disposal of investment securities			
Held to maturity at maturity or call	4,000,000	2,700,000	3,800,000
Held to maturity sold	1,040,000	-	-
Available for sale at maturity or call	11,464,166	12,247,933	7,700,000
Available for sale sold	1,249,275	1,036,875	818,180
Loans made, net of principal collected	(16,583,046)	(9,385,288)	(6,903,927)
Purchase of equity securities	(444,700)	(6,950)	(16,600)
Purchase (redemption) of certificates of deposit	(100,000)	(600,000)	-
Purchase of premises and equipment and software	(544,253)	(302,498)	(80,848)
Proceeds from sale of premises and equipment	-	10,500	-
	(18,311,717)	(13,160,034)	(12,683,195)
Cash flows from financing activities			
Net increase (decrease) in			
Time deposits	(910,139)	2,365,583	5,318,213
Other deposits	7,978,892	9,053,865	5,373,257
Net change in repurchase agreements	3,000,000	-	-
Proceeds from stock offering	6,914,156	-	-
Dividends paid	(80,257)	(68,791)	(57,326)
	16,902,652	11,350,657	10,634,144
Net increase (decrease) in cash and cash equivalents	(552,208)	(1,309,828)	(1,421,657)
Cash and cash equivalents at beginning of year	7,032,155	8,341,983	9,763,640
Cash and cash equivalents at end of year	$ 6,479,947	$ 7,032,155	$ 8,341,983

Old Line Bancshares, Inc. & Subsidiary
Consolidated Statements of Cash Flows

Years Ended December 31,	2003	2002	2001
Reconciliation of net income to net cash provided by operating activities			
Net income	$ 470,262	$ 337,869	$ 315,231
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	**152,312**	118,334	110,435
Provision for loan losses	**162,000**	144,000	78,000
Loss (gain) on disposal of securities	**(88,359)**	(36,875)	(18,180)
Gain on sale of equipment	-	(1,471)	-
Change in deferred loan fees net of costs	**(37,858)**	(84,382)	(46,064)
Amortization of premium and discounts	**30,963**	14,724	-
Deferred income taxes	**(7,123)**	19,098	155,582
Increase (decrease) in accrued interest payable and other liabilities	**115,310**	(2,964)	63,973
Decrease (increase) in accrued interest receivable and other assets	**59,350**	(8,784)	(31,583)
	$ 856,857	$ 499,549	$ 627,394

Notes to Financial Statements

1. **Organization**

Old Line Bancshares, Inc. ("Bancshares") was incorporated under the laws of the State of Maryland on April 11, 2003 to serve as the holding company of Old Line Bank ("Bank"). On May 22, 2003, the stockholders of Old Line Bank approved an Agreement and Plan of Reorganization and Articles of Share Exchange pursuant to which (i) Old Line Bank would become a wholly-owned subsidiary of Old Line Bancshares, Inc., and (ii) each outstanding share (or fraction thereof) of Old Line Bank common stock would be converted into one share (or fraction thereof) of Old Line Bancshares, Inc. common stock, and the former holders of Old Line Bank common stock would become the holders of all the outstanding shares of Old Line Bancshares, Inc. common stock. The reorganization became effective at 12:01 a.m. on September 15, 2003.

The reorganization was accounted for in a manner similar to that for a pooling of interests. Under this accounting treatment, the net assets and liabilities of Old Line Bank were recorded as the asset of Old Line Bancshares, Inc. (investment in subsidiary) at book value, and the stockholders' equity account of Old Line Bancshares, Inc. equals the stockholders' equity account of Old Line Bank. As part of this reorganization, $500,000 was transferred from Old Line Bank to fund the expenses associated with the holding company formation and other anticipated holding company expenses.

2. **Summary of Significant Accounting Policies**

Basis of Presentation and Consolidation-The accompanying consolidated financial statements include the activity of Old Line Bancshares, Inc. and its wholly owned subsidiary, Old Line Bank. All significant intercompany transactions and balances have been eliminated in consolidation.

Business-Old Line Bank is a full service commercial bank operating in the suburban Maryland (Washington, D.C. suburbs) counties of Prince George's and Charles. The Bank offers deposit services and loans to individuals, small businesses, associations and government entities. Other services include direct deposit of payroll and social security checks, automatic drafts from accounts, automated teller machine services, cash management services, safe deposit boxes, money orders and travelers cheques. The Bank also offers credit card services.

Use of estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

Cash and cash equivalents-For purposes of the consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment securities-As securities are purchased, management determines if the securities should be classified as held to maturity, available for sale or trading. Securities which management has the intent and ability to hold to maturity are recorded at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity. Securities which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses included in stockholders' equity on an after tax basis. Management has not identified any investment securities as trading.

In the second quarter of 2003, Old Line Bank sold $1 million in investments that were previously classified as held-to-maturity. As required under Statement of Financial Accounting Standards (SFAS) No. 115, all securities held at that time and previously classified as held to maturity were reclassified as available-for-sale.

2. **Summary of Significant Accounting Policies (Continued)**

Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Stock options-The Company accounts for stock options under Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Options Issued to Employees* in accounting for the stock options. Accordingly, no compensation has been recognized for the stock options granted. SFAS No. 123, *Accounting for Stock-Based Compensation* was issued in October, 1995 to establish accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 requires measurement of compensation expense provided by stock-based plans using a fair value based method of accounting, and recognition of compensation expense in the statement of income or disclosure in the notes to the financial statements.

Had compensation been determined in accordance with the provisions of SFAS No. 123, the Bank's net income and earnings per share would have been reduced to the following pro forma amounts:

Year Ended	**2003**	2002	2001
Net income			
As reported	**$ 470,262**	$ 337,869	$ 315,231
Pro forma	**448,306**	332,617	297,172
Basic earnings per share			
As reported	**$ 0.34**	$ 0.39	$ 0.37
Pro forma	**0.33**	0.38	0.36
Diluted earnings per share			
As reported	**$ 0.34**	$ 0.39	$ 0.36
Pro forma	**0.32**	0.38	0.34

Bank premises and equipment-Bank premises and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method.

Foreclosed real estate-Real estate acquired through foreclosure is recorded at the lower of cost or fair market value on the date acquired. Losses incurred at the time of acquisition of the property are charged to the allowance for loan losses. Subsequent reductions in the estimated value of the property are included in noninterest expense.

Advertising-Advertising costs are expensed over the life of ad campaigns. General purpose advertising is charged to expense as incurred.

Loans and allowance for loan losses-Loans are stated at face value plus deferred origination costs, less deferred origination fees and the allowance for loan losses.

Interest on loans is accrued based on the principal amounts outstanding. Origination fees and costs are amortized to income over the terms of the loans using an approximate interest method. The accrual of interest is discontinued when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full.

Loans are considered impaired when, based on current information, management considers it unlikely that the collection of principal and interest payments will be made according to contractual terms. Generally, loans are not reviewed for impairment until the accrual of interest has been discontinued. If collection of principal is evaluated as doubtful, all payments are applied to principal.

2. Summary of Significant Accounting Policies (Continued)

The allowance for loan losses represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans and other extensions of credit that may become uncollectible. Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrowers' ability to pay, overall portfolio quality, and review of specific problem areas. If the current economy or real estate market were to suffer a severe downturn, the estimate for uncollectible accounts would need to be increased. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance.

Income taxes-The provision for income taxes includes taxes payable for the current year and deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax expense and tax benefits are allocated to the Bank and Bancshares based on their proportional share of taxable income.

Earnings per share-Basic earnings per common share are determined by dividing net income by the weighted average number of shares of common stock outstanding giving retroactive affect to the 200% stock dividend.

Diluted earnings per share are calculated including the average dilutive common stock equivalents outstanding during the period. Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

December 31,	**2003**	2002	2001
Weighted average number of shares	**1,363,689.0**	859,894.5	859,894.5
Dilutive average number of shares	**31,611**	14,175	4,776

Comprehensive income-Comprehensive income includes net income and the unrealized gain (loss) on investment securities available for sale net of related income taxes.

3. Cash and Equivalents

The Bank normally carries balances with other banks that exceed the federally insured limit. The average balance in 2003 and 2002 did not exceed the federally insured limit. The average balance carried in excess of the limit was $933,062 for 2001. The Bank also sells federal funds on an unsecured basis to the same banks. The average balance sold was **$7,990,556**, $5,678,211, and $5,963,820 in 2003, 2002, and 2001, respectively.

Banks are required to carry noninterest-bearing cash reserves at specified percentages of deposit balances. The Bank's normal amount of cash on hand and on deposit with other banks is sufficient to satisfy the reserve requirements.

4. Investment Securities

Investment securities are summarized as follows:

December 31, 2003	Amortized cost	Unrealized gains	Unrealized losses	Market value
Available for sale				
U. S. treasury	$ 1,497,209	$ 5,837	$ -	$ 1,503,046
U. S. government agency	9,379,090	12,606	59,491	9,332,205
State, county, and municipal	3,067,857	49,763	19,182	3,098,438
Mortgage-backed	3,547,095	3,105	102,370	3,447,830
	$ 17,491,251	$ 71,311	$ 181,043	$ 17,381,519
Held to maturity				
U. S. treasury	$ 1,803,812	$ 7,569	$ -	$ 1,811,381

December 31, 2002	Amortized cost	Unrealized gains	Unrealized losses	Market value
Available for sale				
U. S. government agency	$ 8,000,000	$ 74,843	$ -	$ 8,074,843
State, county, and municipal	1,485,996	15,527	29,935	1,471,588
Mortgage-backed	3,760,365	82,899	2,142	3,841,122
	$ 13,246,361	$ 173,269	$ 32,077	$ 13,387,553
Held to maturity				
U. S. government agency	$ 5,000,000	$ 104,192	$ -	$ 5,104,192
State, county, and municipal	351,588	9,668	-	361,256
	$ 5,351,588	$ 113,860	$ -	$ 5,465,448

December 31, 2001	Amortized cost	Unrealized gains	Unrealized losses	Market value
Available for sale				
U. S. government agency	$ 11,000,000	$ 100,920	$ 43,726	$ 11,057,194
Held to maturity				
U. S. government agency	$ 4,700,000	$ 52,351	$ -	$ 4,752,351

4. **Investment Securities (Continued)**

All investment securities with unrealized losses have been in a continuous loss position for less than twelve months.

The table below summarizes investment securities with unrealized losses as of December 31, 2003:

December 31, 2003		Amortized Cost		Unrealized Losses		Market Value
U.S. government agency	$	6,886,268	$	59,491	$	6,826,777
State, county, and municipal	$	905,267	$	19,182	$	886,085
Mortgage-backed	$	1,842,825	$	102,370	$	1,740,455
Total	**$**	**9,634,360**	**$**	**181,043**	**$**	**9,453,317**

All unrealized losses on securities as of December 31, 2003 are considered to be temporary losses because each security will be redeemed at face value at or prior to maturity. In most cases, a temporary impairment in value is caused by market interest rate fluctuations.

4. **Investment Securities** (Continued)

Proceeds from sales of investment securities during 2003, 2002, and 2001 were **$2,289,275**, $1,036,875, and $818,180 resulting in gross gains of **$88,359**, $36,875, and $18,180, respectively. The unrealized gain on investment securities included in comprehensive income is reported net of these realized gains.

Contractual maturities and pledged securities at December 31, 2003, 2002, and 2001, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		*Held to Maturity*	
December 31, 2003	Amortized cost	Market value	Amortized cost	Market value
Maturing				
Within one year	**$ 1,091,411**	**$ 997,674**	**$ -**	**$ -**
Over one to five years	**9,723,800**	**9,735,006**	**1,803,812**	**1,811,381**
Over five years	**6,676,040**	**6,648,839**	**-**	**-**
	$ 17,491,251	**$ 17,381,519**	**$ 1,803,812**	**$ 1,811,381**
Pledged securities	**$ 7,498,999**	**$ 7,450,798**		
December 31, 2002				
Maturing				
Within one year	$ 1,496,969	$ 1,515,646	$ -	$ -
Over one to five years	8,145,105	8,269,934	2,500,000	2,529,575
Over five years	3,604,287	3,601,973	2,851,588	2,935,873
	$ 13,246,361	$ 13,387,553	$ 5,351,588	$ 5,465,448
Pledged securities	$ 3,000,000	$ 3,042,987	$ 1,500,000	$ 1,578,819
December 31, 2001				
Maturing				
Within one year	$ -	$ -	$ 200,000	$ 200,500
Over one to five years	5,000,000	5,028,135	2,000,000	2,015,601
Over five years	6,000,000	6,029,059	2,500,000	2,536,250
	$ 11,000,000	$ 11,057,194	$ 4,700,000	$ 4,752,351
Pledged securities	$ 4,500,000	$ 4,513,175	$ 1,200,000	$ 1,210,655

Securities are pledged to secure a line of credit from the Federal Home Loan Bank.

5. Credit Commitments

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of customers. These financial instruments include commitments to extend credit, available credit lines and standby letters of credit.

December 31,	2003	2002	2001
Commitments to extend credit and available credit lines:			
Commercial	$ **1,394,609**	$ 2,385,000	$ 1,107,302
Real estate-undisbursed development and construction	**3,931,474**	3,581,606	254,020
Real estate-undisbursed home equity lines of credit	**2,686,224**	3,891,297	1,751,804
	$ **8,012,307**	$ 9,857,903	$ 3,113,126
Standby letters of credit	$ **316,705**	$ 275,290	$ 86,621

Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have variable interest rates, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time. Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. Management is not aware of any accounting loss it would incur by funding its outstanding commitments.

6. Loans

Major classifications of loans are as follows:

December 31,	2003	2002	2001
Real estate			
Commercial	$ 26,858,597	$ 16,697,757	$ 11,586,143
Construction	1,761,724	878,617	1,154,591
Residential	3,641,498	2,884,431	2,743,622
Commercial	8,250,958	6,156,267	5,656,533
Installment	19,355,178	16,665,758	12,779,906
	59,867,955	43,282,830	33,920,795
Allowance for loan losses	547,690	389,553	268,806
Net deferred loan fees and (costs)	(197,425)	(165,509)	(81,127)
	350,265	224,044	187,679
	$ 59,517,690	$ 43,058,786	$ 33,733,116

The maturity and rate repricing distribution of the loan portfolio follows:

December 31,	2003	2002	2001
Maturing within one year	$ 22,589,080	$ 10,347,276	$ 9,889,186
Maturing over one to five years	14,373,242	13,287,123	8,093,078
Maturing over five years	22,905,633	19,648,431	15,938,531
	$ 59,867,955	$ 43,282,830	$ 33,920,795

At December 31, 2001, the principal balances of loans past due 90 days or more, was $643. No loans were 90 days or more past due or considered impaired at December 31, 2003 or December 31, 2002.

Transactions in the allowance for loan losses were as follows:

For the year ended December 31,	2003	2002	2001
Beginning balance	$ 389,553	$ 268,806	$ 251,631
Provisions charged to operations	162,000	144,000	78,000
Recoveries	12,691	12,495	7,906
	564,244	425,301	337,537
Loans charged off	16,554	35,748	68,731
Ending balance	$ 547,690	$ 389,553	$ 268,806

The Bank makes loans to customers located in the Maryland suburbs of Washington D.C. Although the loan portfolio is diversified, the regional economy will influence its performance.

7. Restricted Equity Securities

Restricted equity securities were as follows:

December 31,	2003	2002	2001
Federal Reserve Bank stock	$ 356,450	$ 161,750	$ 154,800
Atlantic Central Bankers Bank stock	12,000	12,000	12,000
Federal Home Loan Bank stock	350,000	200,000	200,000
Maryland Financial Bank stock	100,000	-	-
Total	$ 818,450	$ 373,750	$ 366,800

8. Bank Premises and Equipment

A summary of bank premises and equipment and the related depreciation follows:

December 31,	Useful lives	2003	2002	2001
Land		$ 487,673	$ 390,000	$ 390,000
Building	50 years	1,201,361	1,135,350	1,135,350
Leasehold improvements	5-30 years	469,144	255,754	107,519
Furniture and equipment	5-7 years	738,372	629,953	519,390
		2,896,550	2,411,057	2,152,259
Accumulated depreciation		616,881	490,814	410,746
Net bank premises and equipment		$ 2,279,669	$ 1,920,243	$ 1,741,513
Depreciation expense		$ 126,067	$ 98,346	$ 90,406

Computer software included in other assets, and related amortization, are as follows:

Cost	5 years	$ 198,586	$ 139,826	$ 122,990
Accumulated amortization		122,066	95,821	75,391
Net computer software		$ 76,520	$ 44,005	$ 47,599
Amortization expense		$ 26,245	$ 19,988	$ 20,029

9. Deposits

Major classifications of interest bearing deposits are as follows:

December 31,	2003	2002	2001
Money market and NOW	$ 13,834,126	$ 15,052,542	$ 11,964,509
Savings	10,338,384	8,428,891	6,318,386
Other time - $100,000 and over	7,669,333	7,324,067	5,931,126
Other time	17,580,884	18,836,289	17,863,647
	$ 49,422,727	$ 49,641,789	$ 42,077,668

9. Deposits (Continued)

Time deposits mature as follows:

December 31,	2003	2002	2001
Within one year	**$ 13,291,356**	$ 9,946,325	$ 12,621,058
Over one to two years	**6,097,076**	10,375,593	4,915,569
Over two to three years	**3,160,300**	4,683,713	5,649,534
Over three to four years	**1,008,669**	247,247	328,858
Over four to five years	**1,692,816**	907,478	279,754
	$ 25,250,217	$ 26,160,356	$ 23,794,773

Interest on deposits for the years ended December 31, 2003, 2002, and 2001 consisted of the following:

December 31,	2003	2002	2001
Money market and NOW	**$ 74,869**	$ 77,414	$ 97,001
Savings	**59,969**	80,250	121,915
Time deposits - $100,000 and over	**290,451**	295,294	68,579
Other time deposits	**638,110**	849,140	1,086,676
	$ 1,063,399	$ 1,302,098	$ 1,374,171

10. Borrowed Funds

The Bank has available lines of credit, including overnight federal funds and reverse repurchase agreements from its correspondent banks totaling $8,500,000 as of December 31, 2003. The Bank has an additional secured line of credit from the Federal Home Loan Bank of $13,430,000. At December 31, 2003, the Bank had $3,000,000 outstanding in overnight federal funds at 1.24% and $4,000,000 outstanding with the Federal Home Loan Bank at 4.8% due January 3, 2011. At December 31, 2002 and 2001, the Bank had $4,000,000 outstanding at 4.8%, due January 3, 2011.

11. Related Party Transactions

The Bank has entered into various transactions with firms in which owners are also members of the Board of Directors. Fees charged for these services are at similar rates charged by unrelated parties for similar work. Amounts paid to these related parties totaled **$10,159,** $18,175, and $3,704 during the years ended December 31, 2003, 2002, and 2001, respectively.

Loans made to officers and directors totaled **$1,959,356,** $1,484,469, and $1,841,670 at December 31, 2003, 2002, and 2001, respectively. The directors and officers and their affiliated companies maintained deposits with the Bank of **$6,149,089**, $9,348,805, and $6,619,811 at December 31, 2003, 2002, and 2001, respectively. In the opinion of management, these transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties.

The schedule below summarizes changes in amounts of loans outstanding to executive officers and directors for the years ended December 31:

December 31,	**2003**
Balance at beginning of year	$ 1,484,469
Additions	3,486,164
Repayments	(3,011,277)
Balance at end of year	**$ 1,959,356**

12. Income Taxes

The components of income tax are as follows:

For year ended December 31,	2003	2002	2001
Current			
Federal	**$ 203,708**	$ 145,786	$ -
State	**28,031**	-	-
	231,739	145,786	-
Deferred	**(7,123)**	19,098	155,582
	$ 224,616	$ 164,884	$ 155,582

The components of the deferred income taxes are as follows:

	2003	2002	2001
Provision for loan losses	**$ (75,018)**	$ (41,054)	$ (5,839)
Organizational costs	**(28,013)**	-	-
Deferred loan origination fees and cost, net	**34,951**	31,311	18,403
Depreciation	**60,957**	(753)	4,746
Operating loss carryover	**-**	29,594	138,272
	$ (7,123)	$ 19,098	$ 155,582

12. Income Taxes (Continued)

The components of the net deferred tax assets are as follows:

December 31,	2003	2002	2001
Deferred tax assets			
Allowance for loan losses	$ 177,488	$ 102,470	$ 61,416
Organization costs	28,013	-	-
Net unrealized loss on securities available for sale	39,818	-	-
Net operating loss carryforward	-	-	29,594
	245,319	102,470	91,010
Deferred tax liabilities			
Deferred loan origination costs	98,771	63,820	32,509
Depreciation	85,623	24,666	25,419
Net unrealized gain on securities available for sale	-	48,005	20,019
	184,394	136,491	77,947
Net deferred tax asset (liability)	$ 60,925	$ (34,021)	$ 13,063

The differences between the federal income tax rate of 34 percent and the effective tax rate for the Bank are reconciled as follows:

	2003	2002	2001
Statutory federal income tax rate	34.0 %	34.0 %	34.0 %
Increase (decrease) resulting from			
State income taxes, net of federal income tax benefit	1.9	-	-
Tax exempt income	(3.9)	(1.3)	-
Nondeductible expenses	0.3	0.1	-
Other	-	-	(1.0)
	32.3 %	32.8 %	33.0 %

13. Retirement Plan

The Bank maintains a 401(k) profit sharing plan for employees who meet the eligibility requirements set forth in the plan. Pursuant to the plan, which was amended in March 2003 and effective January 1, 2003, the Bank matches the first 3% of employee contributions to the plan and 50% of the next 2% of employee contributions, for a maximum required contribution of 4% of employee eligible compensation. This plan, which covers substantially all employees, allows for elective employee deferrals. The Bank's contributions to the plan for 2003, 2002, and 2001, were **$37,716**, $14,255, and $10,947, respectively.

14. Capital Standards

The Federal Deposit Insurance Corporation has adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. As of December 31, 2003, 2002, and 2001, the capital ratios and minimum capital requirements are as follows:

(in thousands)	Actual		Minimum capital adequacy		To be well capitalized	
December 31, 2003	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)						
Consolidated	**$ 13,445**	**20.2%**	**$ 5,326**	**8.0%**	**$ 6,657**	**10.0%**
Old Line Bank	**$ 13,002**	**19.6%**	**$ 5,312**	**8.0%**	**$ 6,639**	**10.0%**
Tier 1 capital (to risk-weighted assets)						
Consolidated	**$ 12,898**	**19.4%**	**$ 2,663**	**4.0%**	**$ 3,994**	**6.0%**
Old Line Bank.	**$ 12,455**	**18.8%**	**$ 2,656**	**4.0%**	**$ 3,984**	**6.0%**
Tier 1 capital (to average assets)						
Consolidated	**$ 12,898**	**14.7%**	**$ 3,514**	**4.0%**	**$ 4,392**	**5.0%**
Old Line Bank	**$ 12,455**	**14.2%**	**$ 3,506**	**4.0%**	**$ 4,383**	**5.0%**
December 31, 2002						
Total capital (to risk-weighted assets)						
Old Line Bank	$ 5,983	11.7%	$ 4,091	8.0%	$ 5,114	10.0%
Tier 1 capital (to risk-weighted assets)						
Old Line Bank	$ 5,593	10.9%	$ 2,052	4.0%	$ 3,079	6.0%
Tier 1 capital (to average assets)						
Old Line Bank	$ 5,593	7.9%	$ 2,832	4.0%	$ 3,540	5.0%
December 31, 2001						
Total capital (to risk-weighted assets)						
Old Line Bank	$ 5,570	13.7%	$ 3,245	8.0%	$ 4,056	10.0%
Tier 1 capital (to risk-weighted assets)						
Old Line Bank	$ 5,301	13.1%	$ 1,623	4.0%	$ 2,434	6.0%
Tier 1 capital (to average assets)						
Old Line Bank	$ 5,301	9.2%	$ 2,308	4.0%	$ 2,886	5.0%

Tier 1 capital consists of common stock, surplus, and undivided profits. Total capital includes a limited amount of the allowance for loan losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance sheet items.

14. Capital Standards (Continued)

Failure to meet the capital requirement could affect the Bank's ability to pay dividends and accept deposits and may significantly affect the operations of the Bank.

In the most recent regulatory report, the Bank was categorized as well capitalized under the prompt corrective action regulations. Management knows of no events or conditions that should change this classification.

15. Commitments and Contingencies

The Bank leases two branch locations under operating lease agreements expiring through 2012. Each of the leases provides extension options. The approximate future minimum lease commitments under the operating leases as of December 31, 2003, are as follows:

Year	Amount
2004	$ 65,019
2005	65,846
2006	75,541
2007	85,456
2008	88,622
Remaining	191,427
	$ 571,911

Rent expense was **$81,056**, $83,651, and $78,972 for the years ended December 31, 2003, 2002, and 2001, respectively.

In the normal course of business the Bank is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Bank's financial statements.

16. **Fair Value of Financial Instruments**

The estimated fair values of financial instruments equal the carrying value of the instruments except as noted.

Time Deposits-The fair value of time deposits with other banks is an estimate by discounting future cash flows using current rates offered for deposits of similar remaining maturities.

Investment Securities-The fair values of investment securities available for sale and held to maturity are based upon quoted market prices or dealer quotes.

Loans-The fair value of loans is an estimate determined by discounting future cash flows using current rates for which similar loans would be made to borrowers with similar credit histories.

Deposits-The fair value of demand deposits and savings accounts is the amount payable on demand. The fair value of fixed maturity certificates of deposit is an estimate using the rates currently offered for deposits of similar remaining maturities.

Borrowed funds-The fair value of long-term FHLB advances is estimated by discounting the value of contractual cash flows using rates currently offered for advances with similar terms and remaining maturities.

	December 31, 2003		December 31, 2002	
	Carrying amount	**Fair value**	Carrying amount	Fair value
Financial assets				
Time deposits	**700,000**	**713,092**	600,000	624,920
Investment securities	**19,185,331**	**19,192,713**	18,739,441	15,809,545
Loans	**59,517,690**	**60,257,105**	43,058,786	44,440,324
Financial liabilities				
Interest bearing deposits	**49,422,727**	**50,097,561**	49,641,789	50,727,499
Long term borrowings	**4,000,000**	**4,150,607**	4,000,000	4,172,581

17. Other Operating Expenses

Other operating expenses that are over 1% of gross revenues are as follows:

Year Ended December 31,	2003	2002	2001
Director fees	$ 53,499	$ 38,200	$ 28,300
Branch security costs	58,726	28,078	-
Audit & exam fees	74,884	40,200	31,500
Organizational & legal expenses	86,726	25,162	1,152
Data processing	113,260	98,904	72,913
Other	344,379	372,238	311,993
Total	$ 731,474	$ 602,782	$ 445,858

18. Parent Company Financial Information

The balance sheet, statement of income, and statement of cash flows for Old Line Bancshares, Inc. (Parent Company) follow:

Old Line Bancshares, Inc.
Balance Sheet

December 31,	2003
Assets	
Cash and due from banks	$ 113,908
Investment securities held to maturity	299,475
Investment in Old Line Bank	12,384,821
Deferred income taxes	28,013
Other assets	1,437
	$ 12,827,654
Liabilities and Stockholders' Equity	
Stockholders' equity	
Common stock, par value $.01 per share; authorized 5,000,000 shares; issued and outstanding 1,756,894.5 shares	$ 17,569
Paid-in-capital	12,362,902
Retained earnings	517,097
	12,897,568
Accumulated other comprehensive income	(69,914)
	$ 12,827,654

18. **Parent Company Financial Information (Continued)**

Old Line Bancshares, Inc. **Statement of Income** **Year Ended December 31,**	**2003**
Interest revenue	
U. S. Treasury securities	$ 109
Operating Expenses	
Organizational Expense	86,726
Income before income taxes	(86,617)
Income tax benefit	29,450
	(57,167)
Undistributed net income of bank	527,429
Net income	$470,262

18. Parent Company Financial Information (Continued)

Old Line Bancshares, Inc.
Statement of Cash Flows

Years Ended December 31,	**2003**
Cash flows from operating activities	
Cash paid for operating expenses	(86,726)
	(86,726)
Cash flows from investing activities	
Purchase of investment securities held to maturity	(499,366)
Proceeds from maturity of investment securities held to maturity	200,000
	(299,366)
Cash flows from financing activities	
Cash from Bank at reorganization	500,000
Net increase (decrease) in cash	113,908
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 113,908
Reconciliation of net income to net cash provided by operating activities	
Net income	$ 470,262
Adjustment to reconcile net income to net cash used in operating activities	
Undistributed net income of subsidiary	(527,429)
Accretion of discount on debt securities	(109)
Increase in deferred income taxes	(28,013)
Increase in other assets	(1,437)
	$ (86,726)

19. Stockholder's Equity

Stock Options

A summary of the status of the outstanding options follows:

	2003		2002		2001	
	Number of shares	**Weighted average exercise price**	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding, beginning of year	**73,500**	**$ 4.57**	62,250	$ 4.51	34,500	$ 4.53
Options granted	**15,750**	**11.50**	11,250	5.93	27,750	4.48
Options exercised	-	-	-	-	-	-
Options expired	-	-	-	-	-	-
Outstanding, end of year	**89,250**	**$ 5.92**	73,500	$ 4.57	62,250	$ 4.48

The weighted average fair value of options granted during 2003, 2002, and 2001, has been estimated using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Dividend yield	**0.81%**	1.37%	1.27%
Risk-free interest rate	**0.94%**	3.00%	4.50%
Expected volatility	**25.10%**	21.37%	17.33%
Expected life in years	**10**	10	10

Preferred stock-Bancshares is authorized to issue up to 1,000,000 shares of preferred stock with a par value of one cent per share.

20. Common Stock Dividend

The Bank has paid three dividends since its inception. In March 2001, the Bank paid a dividend of $0.07 per share, a dividend of $0.08 per share in March 2002, and a dividend of $0.09 per share in February 2003. These dividend amounts have been adjusted to reflect the Bank's one for two stock exchange in June 2002 and Bancshares' 200% stock dividend in September 2003.

On September 15, 2003, the Board of Directors of Bancshares declared a 200% stock dividend. The stockholders of record on September 26, 2003 received two additional shares of Common Stock for every one share held. Holders of fractions of shares received the number of shares equal to two times the fraction held. The stock dividend was paid on October 10, 2003 and increased the total shares of Common Stock outstanding from 555,631.5 shares to 1,756,894.5 shares.

21. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations

Three months ended

2003	December 31,	September 30,	June 30,	March 31,
	(Dollars in thousands except per share data)			
Interest income	$ 1,060	$ 1,019	$ 953	$ 962
Interest expense	279	311	328	341
Net interest income	782	708	625	621
Provision for loan losses	36	48	42	36
Net income	132	76	135	127
Earnings per share-basic	0.08	0.04	0.14	0.15
Earnings per share-diluted	0.07	0.04	0.14	0.14
2002				
Interest income	$ 949	$ 976	$ 947	$ 884
Interest expense	358	379	380	380
Net interest income	591	597	567	504
Provision for loan losses	36	42	36	30
Net income	79	82	91	86
Earnings per share-basic	0.09	0.10	0.11	0.10
Earnings per share-diluted	0.09	0.09	0.10	0.10
2001				
Interest income	$ 919	$ 901	$ 885	$ 848
Interest expense	390	408	392	378
Net interest income	529	493	493	470
Provision for loan losses	24	21	18	15
Net income	90	34	102	89
Earnings per share-basic	0.11	0.04	0.12	0.10
Earnings per share-diluted	0.10	0.04	0.12	0.10

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

There were no disagreements with accountants on accounting matters and financial disclosures for the reporting periods presented.

Item 8A. Controls and Procedures

As of the end of the period covered by this annual report on Form 10-KSB/A, Old Line Bancshares, Inc.'s Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of Old Line Bancshares, Inc.'s disclosure controls and procedures. Based upon that evaluation, Old Line Bancshares, Inc.'s Chief Executive Officer and Chief Financial Officer concluded that Old Line Bancshares, Inc.'s disclosure controls and procedures are effective. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by Old Line Bancshares, Inc. in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

In addition, there were no changes in Old Line Bancshares, Inc.'s internal controls over financial reporting (as defined in Rule 13a-15 or Rule 15d-15 under the Securities Act of 1934, as amended) during the quarter ended December 31, 2003, that have materially affected, or are reasonably likely to materially affect, Old Line Bancshares, Inc.'s internal control over financial reporting.

PART III.

Item 9. Directors, Executive Officers, Promoters, Control Persons; Compliance with Section 16(a) of the Exchange Act

Code of Ethics

Old Line Bancshares, Inc.'s Board of Directors has adopted a code of ethics that applies to its principal executive officer, principal accounting officer or controller, or persons performing similar functions. That Code of Ethics for Senior Financial Officers has been posted on Old Line Bancshares, Inc.'s internet website at www.oldlinebank.com. A copy of the Code of Ethics for Senior Financial Officers is also included as an exhibit to this annual report.

The remaining information required by this Item 9 is incorporated by reference to the information appearing under the captions "Election of Directors," Executive Compensation" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the 2004 Annual Meeting of Stockholders of Old Line Bancshares, Inc.

Item 10. Executive Compensation

The information required by this Item 10 is incorporated by reference to the information appearing under the captions "Executive Compensation" and "Board Meetings and Committees" in the Proxy Statement for the 2004 Annual Meeting of Stockholders of Old Line Bancshares, Inc.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 11 is incorporated by reference to the information appearing under the captions "Security Ownership of Management and Certain Security Holders" in the Proxy Statement for the 2004 Annual Meeting of Stockholders of Old Line Bancshares, Inc.

Item 12. Certain Relationships and Related Transactions

The information required by this Item 12 is incorporated by reference to the information appearing under the captions "Certain Relationships and Related Transactions" in the Proxy Statement for the 2004 Annual Meeting of Stockholders of Old Line Bancshares, Inc.

Item 13. Exhibits and Reports on Form 8-K

(a) Exhibits. The following exhibits are filed with or incorporated by reference into this report.

Exhibit No.	Description of Exhibits
3.1(A)	Articles of Amendment and Restatement of Old Line Bancshares, Inc.
3.2(A)	Amended and Restated Bylaws of Old Line Bancshares, Inc.
4(A)	Specimen Stock Certificate for Old Line Bancshares, Inc.
10.1(A)	Employment Agreement of James W. Cornelsen
10.2(A)	Employment Agreement of Joseph E. Burnett
10.3(A)	Employment Agreement of Christine M. Rush
10.4(B)	2001 Stock Option Plan, as amended
10.5(B)	Form of Incentive Stock Option Agreement for 2001 Stock Option Plan
10.6(B)	Form of Non-Qualified Stock Option Agreement for 2001 Stock Option Plan
10.7(C)	1990 Stock Option Plan, as amended
10.8(C)	Form of Incentive Stock Option Grant Letter for 1990 Stock Option Plan
10.9(C)	Form of Director Non-Qualified Stock Option Agreement for 1990 Stock Option Plan
10.10	Lease Agreement dated April 29, 1999 between Live Oak Limited Partnership and Old Line National Bank
10.11	Commercial Lease Agreement dated February 14, 2002 between Adams and Company Commercial Brokers, Inc. and Old Line National Bank
14	Code of Ethics for Senior Financial Officers
21(A)	Subsidiaries of Registrant
23.1	Consent of Rowles & Company, LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1(A)	Agreement and Plan of Reorganization between Old Line Bank and Old Line Bancshares, Inc., including form of Articles of Share Exchange attached as Exhibit A thereto

(A) Previously filed by Old Line Bancshares, Inc. as a part of (and with the same exhibit numbers), and incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form 10-SB, as amended, under the Securities Exchange Act of 1934, as amended (File Number 000-50345).

(B) Items 10.4, 10.5 and 10.6, as listed above, were previously filed by Old Line Bancshares, Inc. as a part of (and with Exhibit Numbers 10.1, 10.2 and 10.3), and are incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form S-8, under the Securities Act of 1933, as amended (Registration Number 333-111587).

(C) Items 10.7, 10.8 and 10.9, as listed above, were previously filed by Old Line Bancshares, Inc. as a part of (and with Exhibit Numbers 10.1, 10.2 and 10.3), and are incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form S-8, under the Securities Act of 1933, as amended (Registration Number 333-113097).

Note: Exhibits 10.1 through 10.9, relate to management contracts or compensatory plans or arrangements.

(b) Reports of Form 8-K.

Form 8-K filed, dated November 7, 2003, Items 7 and 9.

Item 14. Principal Accountant Fees and Services.

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by Rowles & Company, LLP for the audit of Old Line Bancshares, Inc.'s annual consolidated financial statements for the years ended December 31, 2003 and December 31, 2002 and fees billed for other services rendered by Rowles & Company, LLP during those periods.

	Year Ended December 31	
	2003	**2002**
Audit Fees(1)	$31,013	$22,375
Audit Related Fees (2)	34,154	-
Tax Fees (3)	7,177	1,765
All Other Fees(4)	5,698	6,302
Total	$78,042	$30,442

(1) Audit Fees consist of fees billed for professional services rendered for the audit of the Old Line Bancshares, Inc.'s consolidated (or Old Line Bank's) annual financial statements and review of the interim consolidated financial statements included in quarterly reports, and services that are normally provided by Rowles & Company, LLP in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Old Line Bancshares, Inc.'s consolidated (or Old Line Bank's) financial statements and are not reported under "Audit Fees." In 2003, these fees included costs associated with reviews and advisory services related to the public offering.

(3) Tax Fees consist of fees billed for professional services rendered for federal and state tax compliance, tax advice and tax planning.

(4) Except for $560 incurred during 2002 and which related to costs associated with discussions about increasing capital, other fees relate to fees for internal auditing services rendered for periodic audits of Old Line Bancshares, Inc.'s and Old Line Bank's internal practices and procedures to ensure they remain compliant with Federal Reserve and supervisory guidelines. These services were contracted prior to May 1, 2003 and Rowles and Company, LLP will complete these services prior to May 6, 2004.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditor

Old Line Bancshares, Inc.'s audit committee approves the engagement before Old Line Bancshares, Inc. or Old Line Bank engages the independent auditor to render any audit or non-audit services.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Old Line Bancshares, Inc.

Date: April 8, 2004

By: /s/ James W. Cornelsen
James W. Cornelsen, President
(Principal Executive Officer)

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
s/James W. Cornelsen James W. Cornelsen	Director, President and Chief Executive Officer (Principal Executive Officer)	April 8, 2004
s/Christine M. Rush Christine M. Rush	Chief Financial Officer (Principal Accounting and Financial Officer)	April 8, 2004
s/Charles A. Bongar, Jr. Charles A. Bongar, Jr.	Director	April 8, 2004
s/Craig E. Clark Craig E. Clark	Director and Chairman of the Board	April 8, 2004
s/Daniel W. Deming Daniel W. Deming	Director	April 8, 2004
s/James F. Dent James F. Dent	Director	April 8, 2004
s/Nancy L. Gasparovic Nancy L. Gasparovic	Director	April 8, 2004
Samuel V. Goekjian Samuel V. Goekjian	Director	
s/Randy A. Lakes Randy A. Lakes	Director	April 8, 2004
s/Franck Lucente, Jr. Frank Lucente, Jr.	Director	April 8, 2004
s/Gail D. Manuel Gail D. Manuel	Director	April 8, 2004
s/John D. Mitchell John D. Mitchell	Director	April 8, 2004

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
3.1(A)	Articles of Amendment and Restatement of Old Line Bancshares, Inc.
3.2(A)	Amended and Restated Bylaws of Old Line Bancshares, Inc.
4(A)	Specimen Stock Certificate for Old Line Bancshares, Inc.
10.1(A)	Employment Agreement of James W. Cornelsen
10.2(A)	Employment Agreement of Joseph E. Burnett
10.3(A)	Employment Agreement of Christine M. Rush
10.4(B)	2001 Stock Option Plan, as amended
10.5(B)	Form of Incentive Stock Option Agreement for 2001 Stock Option Plan
10.6(B)	Form of Non-Qualified Stock Option Agreement for 2001 Stock Option Plan
10.7(C)	1990 Stock Option Plan, as amended
10.8(C)	Form of Incentive Stock Option Grant Letter for 1990 Stock Option Plan
10.9(C)	Form of Director Non-Qualified Stock Option Agreement for 1990 Stock Option Plan
10.10	Lease Agreement dated April 29, 1999 between Live Oak Limited Partnership and Old Line National Bank
10.11	Commercial Lease Agreement dated February 14, 2002 between Adams and Company Commercial Brokers, Inc. and Old Line National Bank
14	Code of Ethics for Senior Financial Officers
21(A)	Subsidiaries of Registrant
23.1	Consent of Rowles & Company, LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1(A)	Agreement and Plan of Reorganization between Old Line Bank and Old Line Bancshares, Inc., including form of Articles of Share Exchange attached as Exhibit A thereto

(A) Previously filed by Old Line Bancshares, Inc. as a part of (and with the same exhibit numbers), and incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form 10-SB, as amended, under the Securities Exchange Act of 1934, as amended (File Number 000-50345).

(B) Items 10.4, 10.5 and 10.6, as listed above, were previously filed by Old Line Bancshares, Inc. as a part of (and with Exhibit Numbers 10.1, 10.2 and 10.3), and are incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form S-8, under the Securities Act of 1933, as amended (Registration Number 333-111587).

(C) Items 10.7, 10.8 and 10.9, as listed above, were previously filed by Old Line Bancshares, Inc. as a part of (and with Exhibit Numbers 10.1, 10.2 and 10.3), and are incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form S-8, under the Securities Act of 1933, as amended (Registration Number 333-113097).

Note: Exhibits 10.1 through 10.9, relate to management contracts or compensatory plans or arrangements.

Exhibit 31.1

I, James W. Cornelsen, certify that:

1. I have reviewed this annual report on Form 10-KSB/A of Old Line Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13A-15(e) and 15(d)-15(e) for the small business issuer and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) [Paragraph omitted pursuant to SEC Release No. 33-8238 and 34-47986]

   c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the small business issuer's internal controls over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal controls over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: April 8, 2004

By: /s/ James W. Cornelsen
Name: James W. Cornelsen
Title: President and Chief Executive Officer

Exhibit 31.2

I, Christine M. Rush, certify that:

1. I have reviewed this annual report on Form 10-KSB/A of Old Line Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13A-15(e) and 15(d)-15(e) for the small business issuer and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) [Paragraph omitted pursuant to SEC Release No. 33-8238 and 34-47986]

   c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the small business issuer's internal controls over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal controls over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: April 8, 2004

By: /s/ Christine M. Rush
Name: Christine M. Rush
Title: Senior Vice President and Chief Financial Officer

Exhibit 32

CERTIFICATIONS PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officers of Old Line Bancshares, Inc. (the "Company") each certifies that the Annual Report on Form 10-KSB/A for the year ended December 31, 2003 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and information contained in that Form 10-KSB/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ James W. Cornelsen

James W. Cornelsen
President and Chief Executive Officer
April 8, 2004

/s/ Christine M. Rush

Christine M. Rush
Senior Vice President and Chief Financial Officer
April 8, 2004

Directors and Officers
Old Line Bancshares & Subsidiary

Directors

Craig E. Clark
Chairman
Old Line Bancshares & Old Line Bank
President
Waldorf Carpet One

Frank Lucente
Vice Chairman
Old Line Bancshares & Old Line Bank
Chairman
Lucente Enterprises, Inc.

Charles A. Bongar, Jr. Esq.
President
Andrews, Bongar, Starkey & Clagett, P.A.

James W. Cornelsen
President and Chief Executive Officer
Old Line Bancshares & Old Line Bank

Daniel W. Deming
President
Deming Associates, Inc.

James F. Dent
Agent/Owner
James F. Dent State Farm Insurance

Nancy L. Gasparovic
President
Title Professionals, Ltd.

Samuel V. Goekjian
Chairman and Chief Executive Officer
Intracon Associates, P.C.

Randy A. Lakes, CPA
President
Lakes & Company

Gail D. Manuel
Owner/Director
Trinity Memorial Gardens and Mausoleum

John D. Mitchell, Jr.
President
JCV, Inc.

Officers

James W. Cornelsen
President and Chief Executive Officer

Joseph E. Burnett
Senior Vice President and Chief Lending Officer

Christine M. Rush
Senior Vice President, Chief Financial Officer,
Chief Credit Officer and Corporate Secretary

Jeffrey D. Franklin
Vice President and Branch Administration

Erin G. Lyddane
Assistant Vice President and Treasurer

Dion W. Smith
Vice President

Jeffrey D. Spalding
Vice President

Cathy A. Coughlin
Assistant Vice President

Barbara A. Sellner
Assistant Vice President

Joy H. Hinton
Branch Manager

Barbara A.P. Lilly
Compliance Officer

Corporate Information
Old Line Bancshares & Subsidiary

Corporate Headquarters
2995 Crain Highway
Waldorf, Maryland 20601
(301) 645-0333 Local
(301) 843-5552 Metro
(301) 645-3938 Fax

Branch Offices
Accokeek Branch
15808 Livingston Road
Accokeek, Maryland 20607
(301) 645-2954 Local
(301) 203-5149 Metro
(301) 645-9241 Fax

Clinton Branch
7801 Old Branch Avenue
Clinton, Maryland 20735
(301) 856-5551 Metro
(301) 856-5582 Fax

Crain Highway Branch
2995 Crain Highway
Waldorf, Maryland 20601
(301) 645-2624 Local
(301) 843-4905 Metro
(301) 932-5458 Fax

Old Line Centre Branch
12080 Old Line Centre
Waldorf, Maryland 20602
(301) 645-7600 Local
(301) 843-8446 Metro
(301) 645-9074 Fax

Annual Meeting
The Annual Meeting of Stockholders
Will be held on Thursday, May 27, 2004
at 5:00 p.m. at:
2995 Crain Highway
Waldorf, Maryland 20601

Transfer Agent and Registrar
American Stock Transfer
3rd Floor, 6201 15th Avenue
Brooklyn, New York 11219

Independent Auditors
Rowles & Company, LLP
101 E. Chesapeake Avenue
Baltimore, Maryland 21286

General Counsel
Ober, Kaler, Grimes & Shriver, P.C.
120 East Baltimore Street
Baltimore, Maryland 21202

Stock Exchange Listing
The Common Stock of Old Line Bancshares
trades on the Nasdaq SmallCap Market
under the symbol "OLBK."

Additional Information
A copy of Old Line Bancshares' annual report
and exhibits to the SEC on Form 10-K may be
obtained without charge upon written request to:

Old Line Bancshares, Inc.
Attn: Corporate Secretary
P.O. Box 1890
Waldorf, Maryland 20604
E-mail: Crush@oldlinebank.com

In addition, all reports filed with the SEC
are available through Old Line Bancshares
website at oldlinebank.com.

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